AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 4, 2001

                                                           Registration No. 333-
================================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                _______________

                              CELLSTAR CORPORATION
             (Exact name of registrant as specified in its charter)

          DELAWARE                    421990                    75-2479727
(State or other jurisdiction      (Primary Standard           (IRS Employer
       of incorporation        Industrial Classification    Identification No.)
       or organization)              Code Number)

                                _______________

                                                       ELAINE FLUD RODRIGUEZ
       CELLSTAR CORPORATION                            SENIOR VICE PRESIDENT,
      1730 BRIERCROFT COURT                        GENERAL COUNSEL AND SECRETARY
     CARROLLTON, TEXAS 75006                           CELLSTAR CORPORATION
         (972) 466-5000                                1730 BRIERCROFT COURT
                                                      CARROLLTON, TEXAS 75006
                                                           (972) 466-5000
  (Address, including zip code,                 (Name and address, including zip
      and telephone number,                           code, and telephone
including area code, of registrant's                  number, including area
  principal executive offices)                     code, of agent for service)


                          Copies of communications to:
                           WILLIAM R. HAYS, III, ESQ.
                             HAYNES AND BOONE, LLP
                          901 MAIN STREET, SUITE 3100
                              DALLAS, TEXAS 75202
                                 (214) 651-5000
                              ___________________

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE PUBLIC:
As soon as practicable after the Registration Statement becomes effective.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                                   __________

  If this Form is a post-effective amendment, filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                              ____________________

                        CALCULATION OF REGISTRATION FEE

                                                                    PROPOSED MAXIMUM          PROPOSED MAXIMUM         AMOUNT OF
            TITLE OF EACH CLASS                 AMOUNT TO BE         OFFERING PRICE          AGGREGATE OFFERING     REGISTRATION FEE
       OF SECURITIES TO BE REGISTERED            REGISTERED            PER UNIT(1)                PRICE(1)
   ----------------------------------------     ------------       ------------------       --------------------   -----------------
    Common Stock..........................       60,142,221               $1.20                   $72,250,000            $18,063

(1) Determined pursuant to Rule 457(f) of the rules and regulations under the Securities Act of 1933.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may by changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where an offer is not permitted.


                 DATED SEPTEMBER 4, 2001 SUBJECT TO COMPLETION
PROSPECTUS
                             CellStar Corporation
                            Offer to exchange up to
   an aggregate of 60,142,221 shares of Common Stock and $20,000,000 in cash for up to
           $150,000,000 Outstanding Aggregate Principal Amount of 5%
                    Convertible Subordinated Notes Due 2002
                                _______________

    CellStar Corporation, a Delaware corporation ("CellStar" or the "Company"), is offering upon the exchange (the "Exchange Offer"), approximately 400.94 shares of its Common Stock, $0.01 par value ("Common Stock"), and $133.33 in cash for each $1,000 principal amount of our currently outstanding 5% Convertible Subordinated Notes due 2002 (CUSIP Nos. 150925AC9, 150925AB1, 150925AA3 and U12623AA9) (the "Notes"). The Notes currently call for the issuance of 36.14 shares of Common Stock, at a conversion price of $27.668, for each $1,000 principal amount of Notes. Subject to the terms and conditions of the Exchange Offer, we will issue up to an aggregate of 60,142,221 shares of Common Stock and $20,000,000 in cash in exchange for up to $150,000,000 aggregate principal amount of Notes, representing all of the outstanding principal amount of the Notes, that are properly tendered and not withdrawn prior to the expiration of the Exchange Offer. We will also pay accrued and unpaid interest up to the date of acceptance on Notes we accept for exchange. For a more detailed description of the Common Stock we are proposing to issue in the Exchange Offer, please see the section of this prospectus titled "Description of Capital Stock." The Exchange Offer is conditioned upon the exchange of a minimum principal amount of $135,000,000 of Notes, representing 90% of the outstanding Notes. We reserve the right to waive this condition and to extend or terminate the Exchange Offer, in our sole and absolute discretion, which may be for any or no reason, and to otherwise amend the Exchange Offer in any respect. The Exchange Offer is open to all holders of Notes, and is subject to customary conditions. Subject to applicable securities laws and the terms set forth in this prospectus, we reserve the right to waive any and all conditions to the Exchange Offer.

    Our Common Stock is listed for quotation on the Nasdaq National Market System under the symbol "CLST."

    THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON _________, 2001, UNLESS EXTENDED. WE DO NOT CURRENTLY INTEND TO EXTEND THE EXCHANGE OFFER.

    WE URGE YOU TO CAREFULLY READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 11 BEFORE YOU MAKE ANY INVESTMENT DECISION.
                                _______________

    To exchange your Notes for Common Stock and cash:

    . you must complete and send the letter of transmittal that accompanies this prospectus to the exchange agent so that the exchange agent receives the letter of transmittal before 5:00 p.m., New York City time, on _________, 2001; or

    . if your Notes are held in book-entry form at The Depository Trust Company, you must instruct The Depository Trust Company, through your signed letter of transmittal, that you wish to exchange your Notes for Common Stock and cash. When the Exchange Offer closes, your account at The Depository Trust Company will be changed to reflect your exchange of Notes for Common Stock and cash.

    You should read the section called "The Exchange Offer" for additional information on how to exchange your Notes for Common Stock and cash.
                                _______________

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

 The Dealer Manager for the Exchange Offer is Dresdner Kleinwort Wasserstein.

              The date of this prospectus is____________ __, 2001

                            TABLE OF CONTENTS
                                                                      PAGE
                                                                      ----

Summary...............................................................  1
   The Company........................................................  1
   Questions about the Exchange Offer.................................  1
   Description of Our Common Stock....................................  8
   Summary Historical and Pro Forma Financial Information.............  9

Risk Factors.......................................................... 11
   Risks Related to Our Business...................................... 11
   Risks Related to the Exchange Offer and the Common Stock........... 17

Use of Proceeds....................................................... 20

Price Range of Common Stock........................................... 20

Capitalization........................................................ 21

The Exchange Offer.................................................... 22

Description of Capital Stock.......................................... 34

Selected Historical Financial Data.................................... 39

Management's Discussion and Analysis of
Financial Condition and Results of Operations......................... 41

Description of Notes.................................................. 47

Certain United States Federal Income Tax
Consequences to Noteholders........................................... 58

Certain United States Federal Income Tax
Consequences to the Company........................................... 61

Unaudited Pro Forma Condensed
Consolidated Financial Information.................................... 62

Validity of Common Stock.............................................. 66

Experts............................................................... 66

Fees and Expenses..................................................... 66

Incorporation of Documents by Reference............................... 66

Cautionary Statements................................................. 66

Where You Can Find More Information................................... 68

Exhibit Index......................................................... II-5

THIS PROSPECTUS INCORPORATES BY REFERENCE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT THE COMPANY THAT IS NOT INCLUDED IN OR DELIVERED WITH THE PROSPECTUS. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO NOTE HOLDERS UPON WRITTEN OR ORAL REQUEST FROM THE INFORMATION AGENT AT THE ADDRESS AND TELEPHONE NUMBER LISTED ON PAGE 68. TO OBTAIN TIMELY DELIVERY, NOTE HOLDERS MUST REQUEST THE INFORMATION NO LATER THAN FIVE BUSINESS DAYS BEFORE THE DATE THEY MUST MAKE THEIR INVESTMENT DECISION, ________________, 2001.

                                    SUMMARY

     The following summary contains basic information about the Exchange Offer. It may not contain all the information that is important to you in making your investment decision. More detailed information appears elsewhere in this prospectus and in our consolidated financial statements and accompanying notes, which we incorporate by reference. "The Exchange Offer" and the "Description of Notes" sections of this prospectus contain more detailed information regarding the terms and conditions of the Exchange Offer and the Common Stock. Unless the context clearly implies otherwise the words "Company," "we," "our," "ours," and "us" refer to CellStar Corporation and its subsidiaries.

                                  THE COMPANY

     CellStar Corporation, a Delaware corporation, is making the Exchange Offer. We are a leading global provider of distribution and value-added logistics services to the wireless communications industry, with operations in Asia-Pacific, North America, Latin America and Europe. We facilitate the effective and efficient distribution of handsets, related accessories and other wireless products from leading manufacturers to network operators, agents, resellers, dealers and retailers. In many of our markets, we provide activation services that generate new subscribers for our wireless carrier customers. We were formed in 1993 as a Delaware corporation to hold the stock of National Auto Center, Inc., which is now one of our operating subsidiaries. National Auto Center, Inc. was originally formed in 1981 to distribute and install automotive aftermarket products and in 1984 began offering wireless communications products and services.

     Our principal executive offices are located at 1730 Briercroft Court, Carrollton, Texas 75006. Our U.S. telephone number is (972) 466-5000.

     As of July 6, 2001, Alan H. Goldfield retired as Chairman of the Board and Chief Executive Officer of the Company. Terry S. Parker, a former President and Chief Operating Officer, rejoined the Company as Chief Executive Officer, and James L. Johnson became Chairman of the Board of Directors.

     Our Common Stock is listed for quotation on the Nasdaq National Market System under the symbol "CLST." For further information concerning CellStar, please see the section of this prospectus titled "Where You Can Find More Information."

                      QUESTIONS ABOUT THE EXCHANGE OFFER

     Through this prospectus and the enclosed letter of transmittal, we are offering to exchange up to an aggregate of 60,142,221 shares of Common Stock and $20,000,000 in cash for up to $150,000,000 aggregate principal amount of Notes. The following are some of the questions you may have as a holder of Notes and answers to those questions. The following summary highlights selected information from this prospectus and may not contain all the information you will need to make a decision regarding whether or not to tender your Notes. This prospectus includes specific terms of the Exchange Offer, including a summary description of the terms of the Exchange Offer, a description of the Common Stock we are proposing to issue and some financial data. We encourage you to carefully read this prospectus and the documents to which we refer you in their entirety, including the discussion of risks and uncertainties affecting our business included in the section of this prospectus titled "Risk Factors" beginning on page 11.

WHAT CLASSES AND AMOUNTS OF SECURITIES ARE SOUGHT IN THE EXCHANGE OFFER, AND WHAT SECURITIES IS CELLSTAR OFFERING TO ISSUE IN EXCHANGE FOR MY NOTES?

     We are offering to acquire in exchange for up to an aggregate of 60,142,221 shares of Common Stock and $20,000,000 in cash, up to $150,000,000 aggregate principal amount of our currently outstanding Notes pursuant to the Exchange Offer, representing all of the outstanding principal amount of our Notes as of the date of this prospectus. The Exchange Offer is subject to our right to extend, terminate or amend it in our sole and absolute discretion. A holder of Notes will receive approximately 400.94 shares of Common Stock and $133.33 in cash for each $1,000 principal amount of Notes that are properly tendered and not withdrawn in the Exchange Offer. Notwithstanding the foregoing, no fractional shares of Common Stock will be issued, and the Company will pay cash in lieu of any such fractional shares based on the last sale price of the Common Stock on the Nasdaq National Market System on the day prior to delivering your Common Stock and cash to you. On August 17, 2001, the closing price of the Common Stock on the Nasdaq National Market System was $2.19 per share, and the last reported sales price of the Notes on August 17, 2001, was $615.00 per $1,000 Note. For more information regarding the terms of the Exchange Offer, please see the section of this prospectus titled "The Exchange Offer."

WHY IS CELLSTAR MAKING THE EXCHANGE OFFER?

     The Company does not currently believe that it will be able to refinance or pay off the Notes when they mature in October 2002. The Company experienced difficulty in meeting financial covenants under its revolving credit facility in fiscal 2000 due to significant losses in fiscal 2000. These losses, combined with current capital market conditions and an overall weakness in the telecommunications industry, have resulted in a tightening of financial covenants and a reduction in amounts that can be borrowed under the revolving credit facility and have further adversely affected the Company's ability to refinance the Notes. In addition, the Notes, which mature in October 2002, become a current liability of the Company in October 2001, thereby further adversely affecting the Company's balance sheet and its ability to finance its operations.

     During the six months ended August 17, 2001, the price of the Common Stock has ranged from a low sales price of $0.813 to a high sales price of $2.70, while the price of the Notes has ranged from a low sales price of $200 per $1,000 Note to a high sales price of $615 per $1,000 Note. On August 17, 2001, the last sales price of the Common Stock was $2.19 and the last sales price of the Notes was $615 per $1,000 Note.

     For several months, management and its financial advisor, Dresdner Kleinwort Wasserstein ("DKW"), have been examining alternatives to address the need to refinance the Company's existing revolving credit facility and the Notes. Management and DKW believe that it is not feasible at this time for the Company to effect such a refinancing by raising new money through the issuance of equity or debt securities on terms that would be acceptable to the Company. We also considered a convertible debt-for-Notes exchange offer but concluded that the terms of that transaction would not be as attractive to the Company, its lenders and its stockholders as the terms of the Exchange Offer.

     Since March 2001, management and DKW have held informal discussions with a holder of Notes that we believe owns approximately 45% of the outstanding principal amount of the Notes. As a result of these negotiations and the considerations described in the previous paragraph, we believe the terms of the Exchange Offer are in the stockholders' and the Noteholders' best interests and will improve the Company's opportunities for success. However, no fairness opinion has been obtained as to the terms of the Exchange Offer.

     The Exchange Offer will improve the Company's capitalization by increasing its outstanding equity base and reducing its indebtedness. If all of the outstanding Notes are exchanged for Common Stock and cash in the Exchange Offer, the Company's stockholders' equity will increase from approximately $192.0 million as of May 31, 2001, to $318.4 million (pro forma), and the Company's equity to debt ratio as of May 31, 2001 will increase from 0.92:1 to 4.00:1 (pro forma). Additionally, a reduction in CellStar's indebtedness will improve the Company's interest coverage ratio and may lower its long-term capital costs. CellStar believes that improving its capitalization will provide it with enhanced access to the capital markets and expand its opportunities for future growth.

     If the Exchange Offer is not completed and the Company is unable to otherwise refinance or pay off the Notes, the Company faces the possibility of bankruptcy when the Notes become due in October 2002, or possibly earlier, the consequence of which could be a liquidation or a reorganization of the Company.

     With respect to its existing revolving credit facility, the Company is currently in negotiations with lenders to replace that facility. There can be no assurance, however, that the Company will be able to enter into a new loan agreement.

WHAT DOES CELLSTAR'S BOARD OF DIRECTORS THINK OF THE EXCHANGE OFFER?

     While the Board believes that the Exchange Offer is in the best interests of the Company and its stockholders and will improve the Company's opportunities for success, the Board is not making any recommendation regarding whether you should tender your Notes in the Exchange Offer, and, accordingly, you must make your own determination as to whether to tender your Notes and accept the Common Stock and cash we propose to issue in exchange therefor. We urge you to carefully read this document and the other documents to which we refer you in their entirety, including the discussion of risks and uncertainties affecting our business set forth in the section of this prospectus titled "Risk Factors," and make your own decision.

WHAT IS THE EFFECT OF PARTICIPATING IN THE EXCHANGE OFFER

     In exchange for your Notes, you will receive a cash payment and shares of our Common Stock. As stockholders, participating Noteholders have an opportunity to share in any long-term appreciation in the value of the Common Stock. However, because we are offering a significant amount of Common Stock in the Exchange Offer, we do not know at what price the Common Stock will trade following the consummation of the Exchange Offer. As a result, the value of the Common Stock you receive as consideration for your Notes may be lower than the current value of the Common Stock. Additionally, you will be giving up all your rights as a debt holder and will cease to be a creditor of CellStar. Accordingly, the Common Stock will not provide you with the same seniority of claims against us or the same degree of protection to which holders of debt claims, such as the Notes, are entitled. If we were to file for bankruptcy, holders of the Notes would be entitled to be paid prior to holders of Common Stock.

     We urge you to carefully read the discussion of risks and uncertainties set forth in the section of this prospectus titled "Risk Factors," in particular under the subsection titled "Risks Related to the Exchange Offer," as well as the unaudited pro forma condensed consolidated financial information that reflects what the impact of the Exchange Offer on our historical financial information would have been, and selected consolidated financial information concerning CellStar in the sections of this prospectus titled "Unaudited Pro Forma Condensed Consolidated Financial Information" and "Selected Historical Financial Data."

WHAT RISKS SHOULD I CONSIDER IN DECIDING WHETHER OR NOT TO TENDER MY NOTES?

     In deciding whether to participate in the Exchange Offer, you should carefully consider the discussion of risks and uncertainties affecting our business described in the section of this prospectus titled "Risk Factors."

WILL THE COMMON STOCK BE LISTED FOR TRADING?

     The Common Stock is listed for quotation on the Nasdaq National Market System under the symbol "CLST." We have applied for listing on the Nasdaq National Market System of the shares of Common Stock to be issued in the Exchange Offer. The approval of this application is a condition to the completion of the Exchange Offer. Generally, the Common Stock you receive in the Exchange Offer will be freely tradeable, unless you are considered an affiliate of ours, as that term is defined in the Securities Act of 1933 (the "Securities Act"). For more information regarding the market for our Common Stock, please see "Description of Capital Stock," and the section of our Annual Report on Form 10-K/A filed July 6, 2001, titled "Market for Registrant's Common Equity and Related Stockholder Matters."

WHAT ARE THE CONDITIONS TO THE EXCHANGE OFFER?

     The Exchange Offer is conditioned upon, among other things, the exchange of a minimum principal amount of $135,000,000 of Notes, representing 90% of the outstanding Notes, the approval of the issuance of Common Stock under the Exchange Offer by our stockholders and either the approval of the Exchange Offer by the banks under our existing revolving credit facility or the refinancing of our existing revolving credit facility on terms that are satisfactory to us. The Exchange Offer is also subject to a number of customary conditions, some of which we may waive. If any of these conditions are not satisfied, we will not be obligated to accept and exchange any properly tendered Notes. In addition, we reserve the right to terminate the Exchange Offer for any or no reason and, as a result, not to accept any properly tendered Notes. For more information regarding the conditions to the Exchange Offer, please see the section of this prospectus titled "The Exchange Offer - Conditions to the Exchange Offer."

WHAT WILL BE THE EFFECT IF WE FAIL TO COMPLETE THE EXCHANGE OFFER?

     Without completion of the Exchange Offer, and if the Company is unable to otherwise refinance or pay off the Notes, the Company faces the possibility of bankruptcy when the Notes become due in October 2002, or possibly earlier, the consequence of which could be a liquidation or a reorganization of the Company.

WHAT WILL BE THE EFFECT OF THE EXCHANGE OFFER FOR THE TRADING MARKET OF THE NOTES THAT ARE NOT EXCHANGED?

     There is currently a limited trading market for the Notes. To the extent that Notes are tendered and accepted for exchange in the Exchange Offer, the trading market for the remaining Notes will be even more limited or may cease altogether. A debt security with a smaller outstanding aggregate principal amount or "float" may command a lower price than would a comparable debt security with a larger float.

Therefore, the market price for the unexchanged Notes may be adversely affected to the extent that the principal amount of Notes tendered in the Exchange Offer reduces the float. The reduced float may also make the trading prices of the Notes more volatile.

WHAT IS THE SOURCE OF THE CASH THE COMPANY IS GOING TO PAY IN EXCHANGE FOR THE NOTES?

     The cash to be paid along with the Common Stock in exchange for the Notes will come from the Company's internally generated funds and/or borrowings.

WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES TO ME OF PARTICIPATING IN THE EXCHANGE OFFER?

     In general, and assuming the Exchange Offer qualifies as a recapitalization (as described in the section of this prospectus titled "Certain United States Federal Income Tax Consequences to Noteholders"), if you exchange your Notes for Common Stock and cash, you will not recognize loss but you may recognize gain up to the amount of cash received in the exchange to the extent that the fair market value of the Common Stock plus cash not used to pay accrued interest
exceeds your adjusted tax basis of the Notes exchanged.   In addition, you will
recognize interest income with respect to the payments you receive from us for interest that has accrued on your Notes through the date of the exchange. For more information regarding the tax consequences to you as a result of the Exchange Offer, please see the section of this prospectus titled "Certain United States Federal Income Tax Consequences to Noteholders."

     The tax consequences you may experience as a result of participating in the Exchange Offer will depend on your individual situation. You should consult your tax advisor for a full understanding of these tax consequences.

IS CELLSTAR'S FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE EXCHANGE OFFER?

     Yes. The price of the Common Stock is highly linked to our financial condition, to some extent more than the price of the Notes. The completion of the Exchange Offer will have an effect on our debt service obligations and other related commitments. To assist you in determining the effect of our financial condition on you as a holder of the Common Stock (if you elect to tender your Notes in the Exchange Offer), or as holder of Notes (if you elect not to exchange or if we do not accept the Notes), we have included unaudited pro forma condensed consolidated financial information that reflects what the impact of the Exchange Offer on our historical financial information would have been. We have also included selected consolidated financial information concerning CellStar in the sections of this prospectus titled "Unaudited Pro Forma Condensed Consolidated Financial Information" and "Selected Historical Financial Data."

WILL CELLSTAR RECEIVE ANY CASH PROCEEDS FROM THE EXCHANGE OFFER?

     No.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER?

     You will have until 5:00 p.m., New York City time, on _____________, 2001. If you cannot deliver the certificates representing your Notes and the other documents required to make a valid tender by that time, you may be able to use a guaranteed delivery procedure. For more information regarding the time period for tendering your Notes, including the use of a guaranteed delivery procedure, please see the section of this prospectus titled "The Exchange Offer - Terms of the Exchange Offer; Period for Tendering Notes."

UNDER WHAT CIRCUMSTANCES CAN THE EXCHANGE OFFER BE EXTENDED OR AMENDED?

     We can extend the Exchange Offer in our sole and absolute discretion, and we reserve the right to do so. During any extension of the Exchange Offer, Notes that were previously tendered and not withdrawn will remain subject to the Exchange Offer. In addition, we expressly reserve the right to amend the Exchange Offer, and not to accept any Notes if any of the events described in the section of this prospectus titled "The Exchange Offer - Conditions to the Exchange Offer" occurs or for any or no reason within our sole and absolute discretion. For more information regarding our right to extend or amend the Exchange Offer, please see the section of this prospectus titled "The Exchange Offer - Extensions, Delay in Acceptance, Termination or Amendment."

HOW WILL I BE NOTIFIED IF THE EXCHANGE OFFER IS EXTENDED OR AMENDED?

     If we extend or amend the Exchange Offer, we will issue a press release or another form of public announcement. In the case of an extension, a release or announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Exchange Offer. For more information regarding notification of extensions or amendments of the Exchange Offer, please see the section of this prospectus titled "The Exchange Offer - Extensions, Delay in Acceptance, Termination or Amendment."

HOW DO I TENDER MY NOTES?

     To tender your Notes, you must deliver the certificates representing your Notes, together with a completed letter of transmittal and any other documents required by the letter of transmittal, to the Exchange Agent, not later than the time the Exchange Offer expires. If your Notes are held in "street name" (that is, through a broker, dealer or other nominee) the Notes can be tendered by your nominee through The Depository Trust Company ("DTC"). If you cannot provide the Exchange Agent with all of the required documents prior to the expiration of the Exchange Offer, you may obtain additional time to do so by submitting a notice of guaranteed delivery to the Exchange Agent, which must be certified by a broker, bank or other fiduciary that is a member of the Securities Transfer Agent Medallion Program or another eligible institution guarantee. You are also required to guarantee that these items will be received by the Exchange Agent within three Nasdaq National Market System listing trading days, and for your tender to be valid, the Exchange Agent must receive the missing items within that three listing-day period. For more information regarding the procedures for tendering your Notes, please see the section of this prospectus titled "The Exchange Offer - Procedures for Tendering Notes."

WHEN WILL I RECEIVE THE COMMON STOCK AND CASH IN EXCHANGE FOR MY NOTES?

     Subject to the satisfaction or waiver of all conditions to the Exchange Offer, and assuming we have not previously elected to terminate or amend the Exchange Offer, which we may do for any or no reason, we will accept for exchange the Notes that are properly tendered and not withdrawn prior to the expiration of the Exchange Offer at 5:00 p.m., New York City time, on ______________, 2001. Promptly following this date, Common Stock and cash will be delivered in exchange for Notes, up to the maximum aggregate amount we are offering for exchange. For more information regarding our obligation to issue the Common Stock and pay cash in exchange for tendered Notes, please see the section of this prospectus titled "The Exchange Offer - Acceptance of Notes for Exchange; Delivery of Common Stock and Cash."

WHAT HAPPENS IF MY NOTES ARE NOT ACCEPTED FOR EXCHANGE?

     If we decide for any reason not to accept any Notes, we will return the Notes to the registered holder at our expense promptly after the expiration or termination of the Exchange Offer. In the case of Notes tendered by book-entry transfer into the Exchange Agent's account at DTC, as described above, DTC will credit any withdrawn or unaccepted Notes to the tendering holder's account at DTC. For more information regarding the withdrawal of tendered Notes, please see the sections of this prospectus titled "The Exchange Offer - Terms of the Exchange Offer; Period for Tendering Notes" and "- Withdrawal of Tenders."

UNTIL WHEN MAY I WITHDRAW PREVIOUSLY TENDERED NOTES?

     You may withdraw previously tendered Notes at any time until the Exchange Offer has expired. If we have not agreed to accept your Notes for exchange by _____________, 2001, you may withdraw them at any time after that date until we accept your Notes for exchange. For more information regarding your right to withdraw tendered Notes, please see the section of this prospectus titled "The Exchange Offer - Withdrawal of Tenders."

HOW DO I WITHDRAW PREVIOUSLY TENDERED NOTES?

     To withdraw previously tendered Notes, you are required to deliver, which you may deliver by facsimile, a written notice of withdrawal to the Exchange Agent, with all the information required by the notice of withdrawal. For more information regarding the procedures for withdrawing tendered Notes, please see the section of this prospectus titled "The Exchange Offer - Withdrawal of Tenders."

WHOM CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE EXCHANGE OFFER?

     If you have questions regarding the information in this prospectus or the Exchange Offer, please contact the Information Agent. If you have questions regarding the procedures for tendering in the Exchange Offer or require assistance in tendering your Notes, please contact the Exchange Agent. If you would like additional copies of this prospectus, our Form 10-K/A for the fiscal year ended November 30, 2000, filed on July 6, 2001, our Quarterly Reports on Form 10-Q or our Annual Meeting Proxy Statement, please contact either the Information Agent or the Exchange Agent.

     You can call the Dealer Manager collect at (212) 969-2744, the Information Agent collect at (212) 929-5500 or toll-free at (800) 322-2885, and the Exchange Agent at (212) 495-1784. You can also write to the Information Agent or the Exchange Agent at one of the addresses listed on page 68 of this prospectus.

     For more information regarding CellStar, please see the section of the prospectus titled "Where You Can Find More Information." You can also contact us at:

                              CellStar Corporation
                             1730 Briercroft Court
                            Carrollton, Texas 75006
                         Attention: Investor Relations
                          Phone number: (972) 466-5000

                        DESCRIPTION OF OUR COMMON STOCK

     The following summary highlights selected information about the terms of the Common Stock we propose to issue in exchange for the Notes. For a more detailed description of our Common Stock, please see the section of this prospectus titled "Description of Capital Stock."


ISSUER                      CellStar Corporation.

COMMON STOCK OFFERED        Approximately 400.94 shares of Common Stock in
                            exchange for each $1,000 principal amount of Notes.

                            If all $150,000,000 principal amount of the Notes are tendered and exchanged pursuant to the Exchange Offer, we will issue an aggregate amount of 60,142,221 shares of our Common Stock.

                            In addition, we will pay $133.33 in cash in exchange for each $1,000 principal amount of Notes.

ACCRUED INTEREST            We will also pay accrued and unpaid interest up to
                            the date of acceptance on the Notes we accept for exchange. For more information regarding the payment of interest on the Notes we accept for exchange, please see the section of this prospectus titled
                            "The Exchange Offer - Acceptance of Notes for
                            Exchange; Delivery of Common Stock and Cash."

LISTING We have applied for listing on the Nasdaq National Market System for the shares of Common Stock to be issued in the Exchange Offer. The approval of this application is a condition to the completion of the Exchange Offer.

DIVIDENDS                   We have never paid any dividends on our Common
                            Stock. We have no intention to pay any dividends on our Common Stock in the foreseeable future. In addition, our revolving credit facility prohibits us from paying dividends.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

    The following summary historical financial information is derived from our audited consolidated financial information and unaudited condensed consolidated financial information, which are incorporated by reference into this prospectus to the extent described in the section of this prospectus titled "Incorporation of Documents by Reference." Information as of and for the years ended November 30, 1996 and 1997, is derived from the audited consolidated financial statements included in the Company's Form 10-K for the year ended November 30, 1997. The following summary unaudited pro forma financial information is derived from our unaudited pro forma condensed consolidated financial information included in the section of this prospectus titled "Unaudited Pro Forma Condensed Consolidated Financial Information." This summary financial information should be read in conjunction with our unaudited consolidated financial information set forth in our Quarterly Report for the fiscal quarter ended May 31, 2001, on Form 10-Q and our audited consolidated financial information set forth in our Form 10-K/A for the fiscal year ended November 30, 2000, filed on July 6, 2001. See the section of this prospectus titled "Incorporation of Documents by Reference."

    The following unaudited pro forma condensed consolidated financial information assumes, where indicated below, that 100% of the principal amount of Notes currently outstanding are tendered and exchanged pursuant to the Exchange Offer. The summary unaudited pro forma consolidated statement of operations data for the fiscal year ended November 30, 2000, and for the six months ended May 31, 2001, give effect to the Exchange Offer as if it had occurred at the beginning of the earliest period presented. The unaudited pro forma consolidated balance sheet data as of May 31, 2001, give effect to the Exchange Offer as if it had occurred on May 31, 2001.

    The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed consolidated balance sheet and statements of operations should not be considered indicative of actual results that would have been achieved had the exchange been consummated on the dates or for the periods indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The unaudited pro forma condensed balance sheet and statements of operations should be read in conjunction with our historical consolidated financial statements and related notes incorporated by reference into this prospectus.

                                                                                FISCAL YEAR ENDED NOVEMBER 30,
                                                           ------------------------------------------------------------------------
                                                                                                                          2000 PRO
                                                             1996         1997        1998         1999         2000      FORMA(a)
                                                           --------    ---------    ---------    ---------    ---------   ---------
                                                                    (Dollars in thousands, except per share amounts)
STATEMENT OF OPERATIONS DATA:
 Revenues................................................  $947,601    1,482,814    1,995,850    2,333,805    2,475,682   2,475,682
 Cost of sales...........................................   810,000    1,325,488    1,823,075    2,140,375    2,364,197   2,364,197
                                                           --------    ---------    ---------    ---------    ---------   ---------
 Gross profit............................................   137,601      157,326      172,775      193,430      111,485     111,485
 Operating expenses:
  Selling, general and administrative expenses...........   135,585       81,319      116,747      111,613      169,232     169,232
  Impairment of assets...................................         -            -            -        5,480       12,339      12,339
  Lawsuit settlement.....................................         -            -        7,577            -            -           -
  Restructuring charge...................................         -            -            -        3,639         (157)       (157)
                                                           --------    ---------    ---------    ---------    ---------   ---------
 Operating income (loss).................................     2,016       76,007       48,451       72,698      (69,929)    (69,929)
 Other income (expense):
  Interest expense.......................................    (8,350)      (7,776)     (14,446)     (19,027)     (19,113)    (12,845)
  Equity in income (loss) of affiliated companies, net...      (219)         465      (28,448)      31,933       (1,805)     (1,805)
  Gain on sale of assets.................................       128            -            -        8,774        6,200       6,200
  Other, net.............................................      (441)       2,260        1,389       (1,876)         932         932
                                                           --------    ---------    ---------    ---------    ---------   ---------
 Total other income (expense)............................    (8,882)      (5,051)     (41,505)      19,804      (13,786)     (7,518)
                                                           --------    ---------    ---------    ---------    ---------   ---------
 Income (loss) before income taxes.......................    (6,866)      70,956        6,946       92,502      (83,715)    (77,447)
 Provision (benefit) for income taxes....................      (453)      17,323       (7,418)      23,415      (20,756)    (18,500)
                                                           --------    ---------    ---------    ---------    ---------   ---------
 Net income (loss).......................................  $ (6,413)      53,633       14,364       69,087      (62,959)    (58,947)
                                                           ========    =========    =========    =========    =========   =========
 Net income (loss) per share:
  Basic..................................................    $(0.11)        0.92         0.24         1.16        (1.05)      (0.49)
  Diluted................................................    $(0.11)        0.89         0.24         1.12        (1.05)      (0.49)
 Weighted average number of shares:
  Basic..................................................    57,821       58,144       58,865       59,757       60,131     120,273
  Diluted................................................    57,821       60,851       60,656       65,589       60,131     120,273
OPERATING DATA:
 International revenues, including export sales,
  as a percentage of revenue.............................      64.0%        66.7         76.3         83.8         79.8        79.8
 Ratio of earnings to fixed charges(b)                            -         8.72         1.43         5.36            -           -
BALANCE SHEET DATA:
 Working capital.........................................  $ 71,365      259,954      259,923      332,841      264,380
 Total assets............................................   298,551      497,111      775,525      706,438      858,824
 Notes payable to financial institutions and
   current portion of long term debt.....................    56,704            -       85,023       50,609      127,128
 Long-term debt, less current portion....................     6,285      150,000      150,000      150,000      150,000
 Stockholders' equity....................................   104,263      160,865      177,791      250,524      185,583

                                                                     SIX MONTHS ENDED MAY 31,
                                                              --------------------------------------
                                                                                            2001 PRO
                                                                2000           2001         FORMA(a)
                                                              ---------      ---------     ---------
STATEMENT OF OPERATIONS DATA:
 Revenues................................................     1,151,229      1,217,486     1,217,486
 Cost of sales...........................................     1,099,809      1,146,038     1,146,038
                                                              ---------      ---------     ---------
 Gross profit............................................        51,420         71,448        71,448
 Operating expenses:
  Selling, general and administrative expenses...........        90,298         52,172        52,172
  Impairment of assets...................................             -              -             -
  Lawsuit settlement.....................................             -              -             -
  Restructuring charge...................................          (157)           750           750
                                                              ---------      ---------     ---------
 Operating income (loss).................................       (38,721)        18,526        18,526
 Other income (expense):
  Interest expense.......................................        (8,773)        (8,964)       (5,610)
  Equity in income (loss) of affiliated companies, net...          (381)          (700)         (700)
  Gain on sale of assets.................................             -            933           933
  Other, net.............................................           396          3,555         3,555
                                                              ---------      ---------     ---------
 Total other income (expense)............................        (8,758)        (5,176)       (1,822)
                                                              ---------      ---------     ---------
 Income (loss) before income taxes.......................       (47,479)        13,350        16,704
 Provision (benefit) for income taxes....................       (14,501)         3,872         5,079
                                                              ---------      ---------     ---------
 Net income (loss).......................................       (32,978)         9,478        11,625
                                                              =========      =========     =========
 Net income (loss) per share:
  Basic..................................................         (0.55)          0.16          0.10
  Diluted................................................         (0.55)          0.16          0.10
 Weighted average number of shares:
  Basic..................................................        60,121         60,142       120,284
  Diluted................................................        60,121         60,144       120,286
OPERATING DATA:
 International revenues, including export sales,
  as a percentage of revenue.............................          84.3           79.3          79.3
 Ratio of earnings to fixed charges(b)                                -           2.40          3.70
BALANCE SHEET DATA:
 Working capital.........................................       296,969        277,142       254,748
 Total assets............................................       782,360        585,695       583,549
 Notes payable to financial institutions and
   current portion of long term debt.....................        97,486         57,708        79,708
 Long-term debt, less current portion....................       150,000        150,000             -
 Stockholders' equity....................................       216,142        192,041       318,439

(a) Reflects the pro forma adjustments and assumes $150,000,000 principal amount of Notes, representing 100% of the principal amount of Notes currently outstanding are tendered and exchanged pursuant to the Exchange Offer.

(b) For purposes of computing the ratio of earnings to fixed charges (i) "earnings" consist of pre-tax earnings plus fixed charges (adjusted to exclude the amount of any capitalized interest), and (ii) "fixed charges" consist of interest, whether expensed or capitalized, amortization of debt issuance costs and discount relating to any indebtedness, whether expensed or capitalized, and the portion of rental expense (approximately one-third) estimated to be representative of an interest factor. For the years ended November 30, 2000 and November 30, 1996 and the year ended November 30, 2000 (pro forma), earnings were inadequate to cover fixed charges by $83.7 million, $6.9 million and $77.4 million, respectively. For the six months ended May 31, 2000, earnings were inadequate to cover fixed charges by $47.5 million.

                                 RISK FACTORS

  You should carefully consider the risk factors set forth below, as well as the other information appearing in this prospectus and the documents to which we refer you, including those incorporated by reference, before deciding whether or not to exchange the Notes for shares of our Common Stock and cash pursuant to the Exchange Offer.

                         RISKS RELATED TO OUR BUSINESS

OUR FUTURE OPERATING RESULTS WILL DEPEND ON OUR ABILITY TO CONTINUE TO INCREASE OUR SALES SIGNIFICANTLY.

  A large percentage of our total net revenues in recent periods has come from sales of wireless handsets, a segment of our business that operates on a high-volume, low-margin basis. Our ability to generate these sales is based upon our having an adequate supply of products at a competitive price. Approximately 89.3% of our total net revenues from operations during fiscal 2000 consisted of sales of wireless handsets. The gross margins that we realize on sales of wireless handsets could be reduced due to increased competition or a growing industry emphasis on cost containment.

  In addition, our operating expenses have increased significantly due to accounts receivable write-offs and increases in revenues. We expect these expenses to continue to increase as we expand our activities. Therefore, our future profitability will depend on our ability to increase sales to cover our additional expenses. We may not be able to cause our sales rates to grow substantially. Even if our sales rates do increase, the gross margins that we receive from our sales may not be sufficient to make our future operations profitable. Increased market penetration of wireless phones in the countries in which we conduct business may also hinder our ability to increase sales.

A SIGNIFICANT PERCENTAGE OF OUR REVENUES ARE GENERATED OUTSIDE OF THE UNITED STATES IN COUNTRIES WITH VARIOUS RISKS.

  For the fiscal year ended November 30, 2000, our revenue from operations in markets outside the United States represented approximately 79.8% of our revenues. A significant portion of our revenues outside the United States are denominated in foreign currencies.

  INTERNATIONAL OPERATIONS

  The fact that our business operations are conducted in a wide variety of countries exposes us to increased credit risks, customs duties, import quotas and other trade restrictions, restrictions on our ability to transfer cash to United States operations, potentially greater inflationary pressures, shipping delays, the risk of failure or material interruption of wireless systems and services, possible wireless product supply interruption and potentially significant increases in wireless product prices. Changes may occur in social, political, regulatory and economic conditions or in laws and policies governing foreign trade and investment in the territories and countries where we currently have operations, including export control laws that might limit the markets we can enter. U.S. laws and regulations relating to investment and trade in foreign countries could also change to our detriment. Any of these factors could have a material adverse effect on our business and operations. During fiscal 2000 we eliminated several of our foreign operations because they were not performing to acceptable levels, resulting in significant losses to us. We may in the future, decide to eliminate certain existing foreign operations. This could result in our incurring additional losses.

  FOREIGN CURRENCY FLUCTUATIONS

  We purchase and sell products and services in a large number of foreign currencies, many of which have experienced fluctuations in currency exchange
rates.   We manage the foreign currency risk by attempting to increase prices of products sold at or above the anticipated exchange rate of the local currency relative to the U.S. dollar, by indexing certain of our accounts receivable to exchange rates in effect at the time of their payment and by entering into foreign currency hedging instruments in certain instances. We consolidate the bulk of our foreign currency exchange exposure related to intercompany transactions in our international finance subsidiary. Even if done well, hedging may not effectively limit our exposure to a decline in operating results due to foreign currency translation. In addition, we use various derivative alternatives to manage our exposure to foreign currency risk depending on the length and size of the exposure. We cannot predict the effect that future exchange rate fluctuations will have on our operating results. In addition, in some countries, local currencies may not be readily converted into U.S. dollars or may only be converted at government-controlled rates, and, in some countries, the transfer of hard currencies (such as U.S. dollars) offshore have been restricted from time to time or may be limited to transfers of payments for product purchases only.

WE BUY A SIGNIFICANT AMOUNT OF OUR PRODUCTS FROM A LIMITED NUMBER OF SUPPLIERS, WHO MAY NOT PROVIDE US WITH COMPETITIVE PRODUCTS AT REASONABLE PRICES WHEN WE NEED THEM IN THE FUTURE.

  We purchase all of our cellular phones and other wireless communications products that we sell from third-party wireless communications equipment manufacturers and wireless service carriers. Although we purchased our products from more than 15 suppliers in fiscal 2000, we purchased the majority of our products from Motorola, Nokia, Ericsson, LG International, Samsung and Kyocera. For the fiscal year ended November 30, 2000, Motorola accounted for approximately 46% of our product purchases. We depend on these suppliers to provide us with adequate inventories of currently popular brand name products on a timely basis and on favorable pricing terms. Our agreements with our suppliers are generally non-exclusive, require us to satisfy minimum purchase requirements, can be terminated on short notice and provide for certain territorial restrictions, as is common in our industry.

  We generally purchase products pursuant to purchase orders placed from time to time in the ordinary course of business. In the future, our suppliers may not be able or may choose not to offer us competitive products on favorable terms without delays. Any future failure or delay by our suppliers in supplying us with products on favorable terms would severely diminish our ability to obtain and deliver products to our customers on a timely and competitive basis. If we lose Motorola or any of our other principal suppliers, or if any supplier imposes substantial price increases and alternative sources of supply are not readily available, it would have a material adverse effect on our results of operations.

THE WIRELESS COMMUNICATIONS INDUSTRY IS INTENSELY COMPETITIVE, AND WE MAY NOT BE ABLE TO CONTINUE TO COMPETE SUCCESSFULLY IN THIS INDUSTRY.

  We compete for sales of wireless communications products, and expect that we will continue to compete, with numerous well-established wireless distributors and manufacturers, including our own suppliers. Many of our competitors possess greater financial and other resources than we do and may market similar products directly to our customers. Furthermore, we face competition in the United States and in our international markets from gray market sales, which are more often made below the prices offered by us because the seller has been able to avoid all or a portion of applicable taxes or duties or does not otherwise incur the same costs as an authorized distributor. The wireless telecommunications industry has generally had low barriers to entry. Consequently, additional competitors may choose to enter our industry in the future.

  The markets for wireless handsets and accessories are characterized by intense price competition and significant price erosion over the life of a product. We compete primarily on the basis of inventory availability and selection, delivery time, service and price. Many of our competitors have the financial resources to withstand substantial price competition and to implement extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter into new markets or introduce new products. Our ability to continue to compete successfully will depend largely on our ability to maintain our current industry relationships and to adapt to new technological changes. We may not be successful in anticipating and responding to competitive factors affecting our industry, including the entry of additional well-capitalized competitors, new products and technologies which may be introduced, changes in consumer preferences, demographic trends, international, national, regional and local economic conditions and competitors' discount pricing and promotion strategies. As the cellular markets mature and as we seek to enter into new markets and offer new products in the future, the competition that we face may change and grow more intense.

WE MAY NOT BE ABLE TO MANAGE AND SUSTAIN FUTURE GROWTH AT OUR HISTORICAL AND CURRENT RATES.

  In recent years we have experienced rapid domestic and international growth. We will need to manage our expanding operations effectively, maintain or accelerate our growth as planned and integrate any new businesses that we may acquire into our operations successfully in order to continue our desired growth. If we are unable to do so, particularly in instances in which we have made significant capital investments, it could have a material adverse effect on our operations.

  Our success in sustaining continued growth will also depend on our ability to:

     - secure adequate supplies of competitive products on a timely basis and on commercially reasonable terms;

     - turn our inventories and collect our accounts receivable in a timely manner;

     - develop additional, and maintain our existing, key relationships with leading manufacturers and dealers of wireless communications products;

     - hire and retain additional qualified management, marketing and other personnel to successfully manage our growth, including personnel to monitor our operations, control costs and maintain effective management, inventory and credit controls; and

     - invest significant amounts to enhance our information systems in order to maintain our competitiveness and to develop new logistics services.

     In addition, our growth prospects could be adversely affected by a decline in the wireless communications industry generally or in one of its regional divisions, either of which could result in a reduction or deferral of expenditures by prospective customers.

RAPID TECHNOLOGICAL CHANGES IN THE WIRELESS COMMUNICATIONS INDUSTRY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     The technology relating to wireless communications products and services changes rapidly, and industry standards are constantly evolving resulting in product obsolescence or short product life cycles. We are required to anticipate future technological changes in our industry and to continually identify, obtain and market new products in order to satisfy evolving industry and customer requirements. Competitors or manufacturers of wireless equipment may market products which have perceived or actual advantages over our products or which otherwise render our products obsolete or less marketable. We have made and continue to make significant capital investments in accordance with evolving industry and customer requirements. These concentrations of capital increase our risk of loss as a result of rapid technological changes in the wireless communications industry.

     The use of emerging wireless communications technologies, including Bluetooth, wireless local loop, satellite-based communications systems, WAP and other new technologies, may reduce the demand for existing cellular and PCS products. If other companies develop and commercialize new technologies or products in related market segments that compete with existing cellular and PCS technology, it could materially change the types of products that we are forced to offer or result in significant price competition for us. Product obsolescence could result in significantly increased inventories of our unsold products. However, if we elect to stock our inventories in the future with any of these technologies and products, we will run the risk that our existing customers and consumers may not be willing, for financial or other reasons, to purchase new equipment necessary to use these new technologies. In addition, the complex hardware and software contained in new wireless handsets could contain defects that become apparent subsequent to widespread commercial use, resulting in product recalls and returns and leaving us with additional unsold inventory.

OUR INVENTORY MAY BECOME OBSOLETE AND OUR INVENTORY LEVELS MAY PROVE TO BE EXCESSIVE.

     The market for wireless communications products is characterized by rapidly changing technology and frequent new product introductions, often resulting in product obsolescence or short product life cycles. The Company's success depends in large part upon its ability to anticipate and adapt its business to such technological changes. There can be no assurance that the Company will be able to identify, obtain and offer the products necessary to remain competitive or that competitors or manufacturers of wireless communications products will not market products that have perceived advantages over the Company's products or that render the products sold by the Company obsolete or less marketable.
The Company maintains a significant investment in its product inventory and, therefore, is subject to the risks of inventory obsolescence and excessive inventory levels. If a substantial amount of inventory is rendered obsolete or if the Company's inventory levels are significantly higher than the demand for those products, its business, financial condition or results of operations could be materially and adversely affected.

OUR SALES FLUCTUATE DEPENDING UPON A NUMBER OF SEASONAL FACTORS.

     Our sales are influenced by a number of seasonal factors in the different countries and markets in which we operate. Our sales may fluctuate from period to period as a result of several factors, including:

     -  purchasing patterns of customers in different markets;

     -  the timing of product promotions by our suppliers and competitors;

     -  variations in sales by distribution channels; and

     -  product availability and pricing.

     Consumer electronics and retail sales tend to experience increased volumes of sales at the end of the calendar year. This and other seasonal factors contribute to the increase in our sales during the fourth quarter of our fiscal year. In addition, if unanticipated events occur, including delays in securing adequate inventories of competitive products at times of peak sales or significant decreases in sales during these periods, it could have a material adverse effect on our operating results.

OUR CONTINUED GROWTH DEPENDS ON RETAINING OUR CURRENT EXECUTIVE OFFICERS AND KEY EMPLOYEES AND ATTRACTING ADDITIONAL QUALIFIED PERSONNEL.

     Our success depends in large part on the abilities and continued service of certain of our executive officers and key employees, including Terry S. Parker, Chief Executive Officer, Dale H. Allardyce, President and Chief Operating Officer, Austin P. Young, Chief Financial Officer, and A.S. Horng, the chairman, chief executive officer and general manager of our operations in the Asia-Pacific region, which was responsible for 50% of our revenues for the six months ended May 31, 2001. Although we have entered into employment agreements with these officers and several other officers and key employees, we may not be able to retain their services. We do not maintain key man insurance on the life of any officer. The loss of any of these officers or other executive officers or key personnel could have a material adverse effect on us.

     In addition, in order to support our continued growth, we will be required to effectively recruit, develop and retain additional qualified management. If we are unable to attract and retain additional necessary personnel, it could delay or hinder our plans for growth.

WE HAVE INDEBTEDNESS THAT IS SECURED BY A LARGE PORTION OF OUR ASSETS AND THAT COULD PREVENT US FROM BORROWING ADDITIONAL FUNDS, IF NEEDED.

     As of August 17, 2001, approximately $2.7 million was outstanding under our $40 million secured revolving line of credit facility. All of our assets located in the United States, the capital stock of our United States subsidiaries and 65% of the capital stock of most of our foreign subsidiaries are pledged as collateral under the revolving credit facility. If we violate our loan covenants, default on our obligations or become subject to a change of control, our indebtedness could become immediately due and payable, and the banks could foreclose on our assets.

     The terms of our revolving credit facility substantially prohibit us from incurring additional indebtedness, which could limit our ability to expand our operations. Our revolving credit facility also limits or prohibits us from declaring or paying cash dividends, making capital distributions or other payments to stockholders, merging or consolidating with another corporation or selling all or substantially all of our assets.

THE COVENANTS IN OUR OUTSTANDING INDEBTEDNESS IMPOSE RESTRICTIONS THAT MAY LIMIT OUR OPERATING AND FINANCIAL FLEXIBILITY.

     The Company's revolving credit facility contains, among other provisions, covenants relating to the maintenance of minimum net worth and certain financial ratios, dividend payments by CellStar to its stockholders, additional debt, mergers, acquisitions and dispositions of assets. A breach of any of these covenants could result in a default under the revolving credit facility. Upon the occurrence of an event of default under the revolving credit facility, the lenders thereunder could elect to declare all amounts outstanding under the revolving credit facility, together with accrued interest, to be immediately due and payable. If the Company were unable to repay those amounts, such lenders could proceed against the collateral granted to them to secure that indebtedness. Substantially all of the Company's U.S. assets and the common stock of its subsidiaries secure its borrowings under the revolving credit facility.

WE DEPEND ON THE ACTIVATION OF WIRELESS COMMUNICATIONS SYSTEMS TO EXPAND OUR BUSINESS.

     Our expansion into international markets in many cases depends upon the activation and expansion of wireless communications systems by wireless carriers and upon the quality of those systems. If wireless carriers fail to activate or expand sufficient wireless communications systems in foreign countries, it could inhibit our growth. Similarly, the failure of foreign governments to authorize the installation of wireless communications systems, or an unexpected change in government policy related to the installation of wireless communications systems, could adversely affect the results of operations, financial condition and cash flows.

WE MAY HAVE DIFFICULTY COLLECTING ON OUR ACCOUNTS RECEIVABLE.

     We have incurred significant bad-debt expense related to the collectibility of certain accounts receivable, particularly during the fiscal year ended November 30, 2000. Any difficulties in collecting amounts due us could require us to increase our allowance for doubtful accounts in the future. In connection with our continued expansion, we intend to offer open account terms to additional customers, which may subject us to further credit risks, particularly in the event that any receivables represent sales to a limited number of customers or are concentrated in particular geographic markets. Any delays in collecting or inability to collect our receivables could have a material adverse effect on our business.

IN THE PAST FISCAL YEAR WE INCURRED SIGNIFICANT LOSSES.

     We incurred a net loss for fiscal 2000 of $63.0 million. During fiscal 2000, we divested our majority interest in our Brazil joint venture, phased out a major portion of our North America and Miami redistributor business and substantially reduced our international trading operations conducted by our U.K. subsidiary. We also announced our intent to divest our Venezula operations, recording a $4.9 million impairment charge to reduce the carrying value of certain Venezula assets, primarily goodwill, to their estimated fair value. In addition, we experienced a decline in gross margins in fiscal 2000 primarily due to competitive margin pressures and a shift in geographic revenue mix. We also experienced an increase in bad-debt expense of $41.1 million in fiscal 2000 compared to the prior year. We may incur additional future losses.

OUR BUSINESS DEPENDS ON THE CONTINUED TENDENCY OF WIRELESS EQUIPMENT MANUFACTURERS AND NETWORK OPERATORS TO OUTSOURCE ASPECTS OF THEIR BUSINESS TO US IN THE FUTURE.

     Our business depends in large part on wireless equipment manufacturers and network operators outsourcing to us some or all of their business functions. We fulfill functions such as customized packaging, prepaid and e-commerce solutions, inventory management, distribution and other outsourced services for many of these manufacturers and network operators. In the future, wireless equipment manufacturers and network operators may elect to undertake these services internally. Additionally, industry consolidation, competition, deregulation, technological changes or other developments could reduce the degree to which members of the wireless telecommunications and data industry rely on outsourced integrated logistics services such as the services we provide. Any significant change in the market for our outsourcing services could have a material adverse effect on our business. Our outsourced services are generally provided under multi-year renewable contractual arrangements. The initial service periods under certain of our contractual arrangements are expiring or will expire in the near future. The failure to obtain renewal of these agreements could have a material adverse effect on our business.

OUR BUSINESS STRATEGY INCLUDES ENTERING INTO STRATEGIC RELATIONSHIPS, WHICH MAY PROVIDE US WITH MINIMAL RETURNS OR LOSSES ON OUR INVESTMENTS.

     As part of our expansion strategy, we have entered into several strategic relationships with wireless equipment manufacturers and network operators. We intend to continue to enter into similar strategic relationships as opportunities arise. We may enter into distribution or integrated logistics services agreements with these strategic partners.

     Our ability to achieve future profitability through our strategic relationships will depend in part upon the economic viability, success and motivation of the entities we select as strategic partners and the amount of time and resources that these partners devote to our alliances. We may receive minimal or no business from future relationships and joint ventures, and any business we receive may not be significant or at the level we anticipated. The future profits we receive from these strategic relationships, if any, may not offset possible losses on our investments or the full amount of financings that we extend upon entering into these relationships. Any loan to or investment in a future strategic partner will be subject to many of the same risks faced by the strategic partner in seeking to operate and grow its businesses. We may not achieve acceptable returns on our future investments with strategic partners within an acceptable period or at all.

CURRENT LEGAL PROCEEDINGS COULD HARM OUR OPERATIONS.

     We and certain of our former executive officers were named as defendants in seven actions filed from May 1999, through July 1999, in the United States District Court for the Southern District of Florida. These actions were subsequently consolidated by the Court into a single action. The action asserts claims under sections 10 (b) and 20 (a) of the Securities Exchange Act of 1934 (the "Exchange Act"), and Rule 10b-5 of the Exchange Act, based on allegations that false and misleading statements were rendered and/or statements were omitted concerning our then current and future financial condition and our investment in Topp Telecom. The action involves a purported class of purchasers of our stock during the period from March 19, 1998 to September 21, 1998. We and the individual defendants intend to vigorously defend the action. The outcome of any litigation is uncertain and it is possible that an unfavorable decision could have a material adverse effect on our financial position, results of operations or cash flows.

     We are, from time to time, involved in certain legal proceedings in the ordinary course of conducting our business. We believe there are no pending legal proceedings in which we are currently involved which will have a material adverse effect on our financial position.

WE MAY BECOME SUBJECT TO SUITS ALLEGING MEDICAL RISKS ASSOCIATED WITH OUR WIRELESS HANDSETS.

     Lawsuits or claims have been filed or made against manufacturers of wireless handsets in the past alleging possible medical risks, including brain cancer, associated with the electromagnetic fields emitted by wireless communications handsets. There has been only limited relevant research in this area, and this research has not been conclusive as to what effects, if any, exposure to electromagnetic fields emitted by wireless handsets has on human cells. Substantially all of our revenues are derived, either directly or indirectly, from sales of wireless handsets.

     We may become subject to lawsuits filed by plaintiffs alleging various health risks from our products. If any future studies find possible health risks associated with the use of wireless handsets or if any damages claim against us is successful, it could have a material adverse effect on our business. Even an unsubstantiated perception that health risks exist could adversely affect our ability or the ability of our customers to market wireless handsets.

           RISKS RELATED TO THE EXCHANGE OFFER AND THE COMMON STOCK

FAILURE TO EFFECT THE EXCHANGE OFFER WILL HAVE MATERIAL ADVERSE CONSEQUENCES ON THE COMPANY.

     The Notes mature in October 2002. If the Exchange Offer is not completed and the Company is unable to otherwise refinance or pay off the Notes, the Company faces the possibility of bankruptcy when the Notes become due in October 2002, the consequence of which could be a liquidation or a reorganization of the Company.

WE EXPECT THE TRADING PRICE OF THE COMMON STOCK TO FLUCTUATE.

     The trading price of the Common Stock may fluctuate. The market price of our Common Stock ranged between a high sales price of $2.70 and a low sales price of $0.813 during the 6 months ended August 17, 2001, and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond our control:

     -    actual or anticipated variations in our quarterly operating results;

     - announcements of technological innovations or new products or services or new pricing practices by us or our competitors;

     -    changes in financial estimates by security analysts;

     -    underperformance against analysts' estimates;

     -    increased market share penetration by our competitors;

     - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     -    additions or departures of key personnel;

     - sales or issuances of additional shares of Common Stock, including the issuance of 60,142,221 shares in the Exchange Offer;

     - changes in conditions and trends in the wireless communications industry;

     -    changes in governmental regulations;

     - changes in economic conditions in the United States markets or the foreign markets; and

     -    existing and potential litigation.

     In addition, the stock market in general, and stocks of wireless communications providers in particular, have from time to time experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our Common Stock, regardless of our actual operating performance.

WE DO NOT EXPECT TO PAY COMMON STOCK DIVIDENDS.

     We have not paid cash dividends in the past and do not intend to pay cash dividends on our Common Stock for the foreseeable future. Any future determination as to the payment of cash dividends will depend on a number of factors, including future earnings, capital requirements, our financial condition and prospects and any restrictions under our credit agreements, as well as other factors the Board of Directors may deem relevant. Our revolving credit facility restricts the payment of dividends to our stockholders. There can be no assurance that we will pay any dividends in the future.

SOME ANTI-TAKEOVER PROVISIONS OF OUR CHARTER DOCUMENTS AND OUR STOCKHOLDER RIGHTS PLAN MAY DELAY OR PREVENT A TAKEOVER OF OUR COMPANY.

     Certain provisions of our charter documents may make it more difficult for a third party to acquire control of us without Board approval, even on terms that a stockholder might consider favorable. Our certificate of incorporation authorizes the Board of Directors to issue preferred stock without stockholder approval. The issuance of preferred stock could make it more difficult for a third party to acquire our company because the preferred stock could have dividend, redemption, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of holders of our Common Stock. Our Board of Directors does not currently intend to issue shares of preferred stock.

     Our certificate of incorporation also provides that our Board of Directors is divided into three classes, and the directors in each class serve staggered three year terms. Further, our certificate of incorporation requires, in most instances, that parties seeking to gain control of CellStar gain Board approval for business combinations. These provisions may make it more difficult for stockholders to replace current members of our Board and may make the acquisition of our company by a third party more difficult. We have also adopted a stockholder rights plan (a "poison pill") as an additional anti-takeover mechanism.

OUR LARGEST STOCKHOLDER COULD DISCOURAGE POTENTIAL ACQUISITIONS OF OUR BUSINESS BY THIRD PARTIES.

     Currently, Alan H. Goldfield beneficially owns approximately 21,001,110 shares or 34.4% of our voting securities. After the Exchange Offer, he would beneficially own 17.2% of our voting securities. He could exert significant influence over all matters requiring approval by stockholders, including approval of the issuance of the Common Stock to be issued in the Exchange Offer, the election or removal of directors and the approval of mergers or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing a change of control or otherwise discouraging a potential acquirer from attempting to obtain control of CellStar. This in turn could harm the market price of our Common Stock or prevent our stockholders from realizing a premium over the market price for their shares of Common Stock.

THE MARKET PRICE OF, AND THE EFFICIENCY OF THE TRADING MARKET FOR, THE COMMON STOCK AND THE NOTES COULD DECLINE IF WE DO NOT MEET THE REQUIREMENTS FOR CONTINUED LISTING ON NASDAQ.

     Our shares of Common Stock are traded on the Nasdaq National Market System, which has adopted rules that establish criteria for initial and continued listing of securities. To comply with the continued listing criteria of the Nasdaq National Market System, a company must comply with at least one of two sets of rules. Under one set of rules, a company must maintain at least $4,000,000 of net tangible assets, have at least 750,000 publicly held shares with a market value of over $5,000,000 and have a minimum bid price of $1.00 per share. Under the other set of rules, a company must maintain a market capitalization of at least $50,000,000, or total assets and total revenue of at least $50,000,000 each for the most recently completed fiscal year or two of the three most recently completed fiscal years. Although we currently meet the rules for continued listing, a continuing decline in the market price of our Common Stock or future losses from operations could cause us to fail to meet the Nasdaq listing criteria in the future. If our Common Stock is delisted from the Nasdaq National Market System, trading in our Common Stock could be conducted on the Nasdaq SmallCap Market or on an electronic bulletin board established for securities that do not meet the Nasdaq listing requirements. If our Common Stock were delisted from the Nasdaq National Market System and were not listed on the Nasdaq SmallCap Market, it would be subject to the so-called penny stock rules that impose restrictive sales practice requirements on broker-dealers who sell those securities. Consequently, delisting, if it occurred, could affect the ability of our stockholders and our Noteholders to sell their Common Stock and Notes, respectively, in the secondary market. The restrictions applicable to shares that are de-listed, as well as the lack of liquidity for shares that are traded on an electronic bulletin board, may adversely affect the market price of such shares and Notes convertible into such shares.

THE LIQUIDITY OF ANY TRADING MARKET THAT CURRENTLY EXISTS FOR THE NOTES MAY BE ADVERSELY AFFECTED BY THE EXCHANGE OFFER, AND HOLDERS OF NOTES WHO FAIL TO TENDER IN THE EXCHANGE OFFER MAY FIND IT MORE DIFFICULT TO SELL THEIR NOTES.

     There is currently a limited trading market for the Notes. To the extent that Notes are tendered and accepted for exchange in the Exchange Offer, the trading market for the remaining Notes will be even more limited or may cease altogether. A debt security with a smaller outstanding aggregate principal amount or "float" may command a lower price than would a comparable debt security with a larger float. Therefore, the market price for the unexchanged Notes may be adversely affected. The reduced float may also make the trading prices of the Notes more volatile.

WE MAY REALIZE TAXABLE INCOME FROM THE CANCELLATION OF INDEBTEDNESS AS A RESULT OF THE EXCHANGE OFFER.

     We may realize taxable income from the cancellation of indebtedness as a result of the Exchange Offer to the extent the principal amount of the Notes that are exchanged in the Exchange Offer is more than the fair market value of the Common Stock and cash not used to pay accrued interest exchanged therefor.

     We believe that our tax attributes should be sufficient to offset fully any cancellation of indebtedness income arising from the Exchange Offer even if our existing tax attributes have been or become subject to a limitation as a result of an ownership change.

THE COMMON STOCK WILL HAVE NO PRIORITY IN THE EVENT OF A LIQUIDATION OR INSOLVENCY.

     In the event of our liquidation or insolvency, a payment default with respect to our existing revolving credit facility, a covenant default with respect to our existing revolving credit facility or upon acceleration of the Notes due to an event of default, our assets will be available to pay the senior debt and Notes in full first. Holders of Common

Stock will not have the same degree of protection as holders of debt claims. Neither we nor our subsidiaries are prohibited under the Note indenture from incurring debt.

IF THERE IS A CHANGE OF CONTROL AFTER THE EXCHANGE OFFER, HOLDERS OF THE COMMON STOCK HAVE NONE OF THE REPURCHASE RIGHTS AFFORDED UNDER THE NOTES.

     If there is a change of control prior to the expiration date of the Exchange Offer, holders of Notes would have the right to receive, to the extent they elected to exercise their repurchase right, $1,010 for each $1,000 principal amount of Notes they own. If there is a change of control after the Exchange Offer, holders of Notes who exchange their Notes for Common Stock would have no repurchase rights.

                                USE OF PROCEEDS

     We will not receive any cash proceeds from the Exchange Offer. Any Notes that are properly tendered and exchanged pursuant to the Exchange Offer will be retired and canceled. Accordingly, our issuance of shares of Common Stock in exchange for Notes will not result in any cash proceeds to us.

                          PRICE RANGE OF COMMON STOCK

     Our Common Stock is listed for quotation on the Nasdaq National Market System under the symbol "CLST." The following table sets forth, for the periods indicated, the intra-day high and low sales prices per share of our Common Stock on the Nasdaq National Market System.

                                                       HIGH        LOW
FISCAL YEAR ENDED NOVEMBER 30, 1999:
Quarter Ended:
     February 28, 1999                                $12.500     $6.219
     May 31, 1999                                      12.688      6.313
     August 31, 1999                                    9.063      5.250
     November 30, 1999                                 10.438      5.500

FISCAL YEAR ENDED NOVEMBER 30, 2000:
Quarter Ended:
     February 29, 2000                                $11.500     $8.188
     May 31, 2000                                       9.375      2.438
     August 31, 2000                                    4.000      2.156
     November 30, 2000                                  4.375      1.656

FISCAL YEAR ENDING NOVEMBER 30, 2001:
Quarter Ended:
     February 28, 2001                                $ 2.500     $1.063
     May 31, 2001                                       2.240      0.813
     Third Quarter (through August 17, 2001)            2.700      1.250

As of August 17, 2001, there were 60,142,221 shares of Common Stock outstanding, owned by 288 holders of record and approximately 560 beneficial holders. On August 17, 2001, the last reported sales price of our Common Stock on the Nasdaq National Market System was $2.19 per share and the last reported sales price of the Notes on August 17, 2001, was $615 per $1,000 Note.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of May 31, 2001, on a historical and pro forma basis. This table should be read in conjunction with our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2001, the audited consolidated financial statements in our Form 10-K/A for the fiscal year ended November 30, 2000, filed on July 6, 2001, and the section of this prospectus titled "Unaudited Pro Forma Consolidated Financial Information." The pro forma adjustments give effect to the Exchange Offer based on the assumptions as described in the section of this prospectus titled "Unaudited Pro Forma Condensed Consolidated Financial Information."

                                                                                         MAY 31, 2001
                                                                                  --------------------------
                                                                                  HISTORICAL    PRO FORMA(a)
                                                                                  ----------    ------------
                                                                         (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
5% convertible subordinated notes due 2002                                         $150,000            -
Revolving credit facility                                                            16,081       38,081
Peoples Republic of China credit facilities
 (fully secured by cash deposits)                                                    30,776       30,776
Other                                                                                10,851       10,851
                                                                                   --------     --------
Debt                                                                                207,708       79,708
Stockholders' equity:
 Preferred stock, $.01 par value (5,000,000 shares
  authorized;   none outstanding)
 Common stock, $.01 par value (200,000,000 shares
  authorized, 60,142,221 outstanding;
 120,284,442 shares outstanding after
 Exchange Offer)                                                                        602        1,204
 Additional paid-in capital                                                          81,298      206,393
 Accumulated other comprehensive loss -
 foreign currency translation adjustments                                           (13,881)     (13,881)
 Retained earnings                                                                  124,022      124,723
                                                                                   --------     --------
     Total stockholders' equity                                                     192,041      318,439
                                                                                   --------     --------
     Total capitalization                                                          $399,749      398,147
                                                                                   ========     ========

---------------
(a) Reflects the pro forma adjustments related to debt and equity and assumes $150,000,000 principal amount of Notes, representing 100% of the principal amount of Notes currently outstanding, are tendered and exchanged pursuant to the Exchange Offer.

                               THE EXCHANGE OFFER
GENERAL

   On October 14, 1997, we completed the sale of $150,000,000 aggregate principal amount of 5% Convertible Subordinated Notes due October 15, 2002. The Notes are convertible into shares of our Common Stock at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased. The conversion price is $27.668 per share (equivalent to a conversion rate of 36.14 shares per $1,000 principal amount of Notes), subject to certain adjustments. Interest on the Notes is payable semi-annually on April 15 and October 15 of each year. Interest payments commenced on April 15, 1998. We have the option to redeem the Notes, in whole or in part, at any time. We used the proceeds from the sale of the Notes to repay certain indebtedness and for working capital and other general corporate purposes.

   As of the date of this prospectus, there is $150,000,000 aggregate principal amount of Notes outstanding. This prospectus and the enclosed letter of transmittal are first being sent on or about _________, 2001 to all holders of Notes known to us.

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING NOTES

   Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any Notes properly tendered and not withdrawn prior to the expiration date of the Exchange Offer. We will issue approximately 400.94 shares of Common Stock and $133.33 in cash for each $1,000 principal amount of Notes surrendered in the Exchange Offer and accepted by us. Notwithstanding the foregoing, no fractional shares of Common Stock will be issued, and the Company will pay cash in lieu of any such fractional shares based on the last sale price of the Common Stock on the Nasdaq National Market System on the day prior to delivering your Common Stock and cash to you. Notes may be tendered only in integral multiples of $1,000.

   If, on or prior to the expiration of the Exchange Offer, we increase the consideration offered to any holders of Notes pursuant to the Exchange Offer, such increased consideration shall be paid to all holders of Notes that are purchased pursuant to the Exchange Offer, whether or not such Notes were tendered, accepted for payment or paid for prior to such increase in consideration.

   Generally, the Common Stock you receive in the Exchange Offer will be freely tradeable, unless you are considered an affiliate of ours, as that term is defined in the Securities Act, or you hold Notes that were previously held by one of our affiliates.

   The cash to be paid in connection with the Exchange Offer will come from internally generated funds and/or borrowings.

   The Exchange Offer is being made to all holders of Notes. The Exchange Offer will expire at 5:00 p.m., New York City time, on ______________. In our sole and absolute discretion, we may extend the period of time during which the Exchange Offer is open. Assuming we have not previously elected to terminate the Exchange Offer, we will accept for exchange up to $150,000,000 aggregate principal amount of outstanding Notes which are properly tendered prior to the expiration of the Exchange Offer and not withdrawn as permitted below. Our obligation to accept Notes in the Exchange Offer is subject to the conditions listed below under the caption "- Conditions to the Exchange Offer."

   We expressly reserve the right, at any time and from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance of any Notes. If we elect to extend the period of time during which the Exchange Offer is open, we will give oral or written notice of the extension, as described below. During any extension, all Notes previously tendered and not withdrawn will remain subject to the extended Exchange Offer and may be accepted for exchange by us.

In the case of an extension, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Exchange Offer.

   We expressly reserve the right to amend or terminate the Exchange Offer and not to accept any Notes if any of the events described below under the caption "- Conditions to the Exchange Offer" should occur or for any other reason within our sole and absolute discretion. We will give you oral or written notice of any amendment, termination or non-acceptance of the Exchange Offer as promptly as practicable.

   We will return to the registered holder, at our expense, any Notes not accepted for exchange as promptly as practicable after the expiration or termination of the Exchange Offer. We acknowledge that Rule 14e-1(c) under the Exchange Act requires us to pay the consideration offered or return the Notes tendered promptly after the termination or withdrawal of the Exchange Offer.

   Following completion of the Exchange Offer, subject to applicable securities laws, we may, in our sole and absolute discretion, seek to acquire Notes not tendered in the Exchange Offer by means of open market purchases, privately negotiated acquisitions, redemptions or otherwise, or commence one or more additional exchange offers to those holders of Notes who did not exchange their Notes for Common Stock and cash.

EXTENSIONS, DELAY IN ACCEPTANCE, TERMINATION OR AMENDMENT

   We expressly reserve the right, at any time or at various times, to extend the period of time during which the Exchange Offer is open. We may delay acceptance for exchange of any Notes by giving oral or written notice of the extension to their holders. During any such extensions, all Notes that have been previously tendered will remain subject to the Exchange Offer, and we may accept them for exchange.

   To extend the Exchange Offer, we will notify the Exchange Agent orally or in writing of any extension. We also will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

   If any of the conditions described below under "- Conditions to the Exchange Offer" have not been satisfied with respect to the Exchange Offer, we reserve the right, in our sole discretion:

   . to terminate the Exchange Offer and as promptly as practicable return all tendered Notes to tendering Note holders;

   . to extend the Exchange Offer and, subject to the withdrawal rights described in "- Withdrawal Rights", retain all tendered Notes until the extended Exchange Offer expires;

   . to amend the terms of the Exchange Offer; or

   . to waive the unsatisfied condition and, subject to any requirement to extend the period of time during which the Exchange Offer is open, complete the Exchange Offer.

   We will give oral or written notice of such termination, extension or amendment to the Exchange Agent. We also reserve the right to amend the terms of the Exchange Offer in any manner.

   Any such delay in termination, extension or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of Notes. If we amend the Exchange Offer in a manner that we determine to constitute a material change, we will promptly disclose that amendment by means of a supplement to this prospectus. We will distribute the supplement to the registered holders of the Notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the Exchange Offer for at least the minimum period required by Rules 13e-4(e) and 14(e)-1 under the Exchange Act.

     Without limiting the manner in which we may choose to make public announcements of any termination, extension or amendment of the Exchange Offer, we have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

CONDITIONS TO THE EXCHANGE OFFER

     The Exchange Offer is conditioned upon the exchange of a minimum principal amount of $135,000,000 of Notes, representing 90% in principal amount of the outstanding Notes, the approval of the issuance of the Common Stock under the Exchange Offer by our stockholders and either the approval of the Exchange Offer by the banks under the existing revolving credit facility or the refinancing of existing revolving credit facility on terms that are satisfactory to us. Notwithstanding any other provision of the Exchange Offer, we are not required to accept any Notes for exchange or to issue any Common Stock or pay any cash in exchange for Notes, and we may terminate or amend the Exchange Offer if, at any time before the acceptance of Notes for exchange or the exchange of the Notes for Common Stock and cash, any of the conditions described above are not satisfied or any of the following events occurs:

   . the Exchange Offer is determined to violate any applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission ("SEC");

   . an action or proceeding is pending or threatened in any court or by any governmental agency or third party that might materially impair our ability to proceed with the Exchange Offer;

   . any material adverse development occurs in any existing legal action or proceeding involving CellStar or any of our subsidiaries;

   . any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the Exchange Offer or otherwise relating in any manner to the Exchange Offer is instituted or threatened;

   . any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the Exchange Offer, any of which would or might restrain, prohibit or delay completion of the Exchange Offer or impair the contemplated benefits of the Exchange Offer to us;

   . any of the following occurs and the adverse effect of such occurrence shall, in our reasonable judgment, be continuing:

     . any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

     . any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least twenty percent in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index from the date of this prospectus;

     . a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

     . any limitation, whether or not mandatory, by any governmental entity on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions;

     . a commencement of a war or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the Exchange Offer;

     . if any of the situations described above existed at the time of commencement of the Exchange Offer and that situation deteriorates materially after commencement of the Exchange Offer;

   . any tender or exchange offer, other than this Exchange Offer, with respect to some or all of our outstanding Common Stock or any merger, acquisition or other business combination proposal involving the Company shall have been proposed, announced or made by any person or entity;

   . any event or events occur that have resulted or may result, in our judgment, in an actual or threatened adverse change in our business condition, income, operations, stock ownership or prospects;

   . as the term "group" is used in Section 13(d)(3) of the Exchange Act,

     . any person, entity or group acquires more than five percent of our outstanding shares of Common Stock, other than a person, entity or group which had publicly disclosed such ownership with the SEC prior to _____________, 2001;

     . any such person, entity or group which had publicly disclosed such ownership prior to such date shall acquire additional Common Stock constituting more than two percent of our outstanding shares; or

   . the Nasdaq National Market System does not approve the listing of the shares of Common Stock to be issued in the Exchange Offer.

     The conditions are for our sole benefit. We may assert these conditions with respect to all or any portion of the Exchange Offer regardless of the circumstances giving rise to them. We may waive any condition in whole or in part at any time in our discretion. Our failure to exercise our rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted at any time. Any determination by us concerning the conditions described above will be final and binding upon all parties.

     Moreover, we are free to terminate the Exchange Offer for any or no reason, in our sole and absolute discretion, and not accept any Notes.

PROCEDURES FOR TENDERING NOTES

     HOW TO TENDER GENERALLY

     Only a holder of Notes may tender such Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must either (1) comply with the procedures for physical tender or (2) comply with the automated tender offer program procedures of The Depository Trust Company, or "DTC," described below.

     To complete a physical tender, a holder must:

     . complete, sign and date the letter of transmittal or a facsimile of the letter of transmittal,

     . have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires,

     . mail or deliver the letter of transmittal or facsimile to the Exchange
       Agent prior to the expiration date, and

     . deliver the Notes to the Exchange Agent prior to the expiration date or comply with the guaranteed delivery procedures described below.

     To be tendered effectively, the Exchange Agent must receive any physical delivery of the letter of transmittal and other required documents at its address on the back cover page of this prospectus prior to the expiration date.

     To complete a tender through DTC's automated tender offer program, the Exchange Agent must receive, prior to the expiration, a timely confirmation of book-entry transfer of such Notes into the Exchange Agent's account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent's message.

     The tender by a holder that is not withdrawn prior to the expiration date and our acceptance of that tender will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

     THE METHOD OF DELIVERY OF NOTES, THE LETTER OF TRANSMITTAL, AGENT'S MESSAGE AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT YOUR ELECTION AND RISK. RATHER THAN MAIL THESE ITEMS, WE RECOMMEND THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. YOU SHOULD NOT SEND THE LETTER OF TRANSMITTAL OR NOTES TO US. YOU MAY REQUEST YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO EFFECT THE ABOVE TRANSACTIONS FOR YOU.

     HOW TO TENDER IF YOU ARE A BENEFICIAL OWNER

     If you beneficially own Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those Notes, you should contact the registered holder as soon as possible and instruct the registered holder to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your original Notes, either:

     . make appropriate arrangements to register ownership of the Notes in your name, or

     . obtain a properly completed bond power from the registered holder of your Notes.

     The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

SIGNATURES AND SIGNATURE GUARANTEES

     Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed, unless you are either:

     . a registered holder of Notes and have not completed the box titled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

     . you are tendering Notes for the account of an eligible guarantor institution.

     An eligible guarantor institution is a:

     .  bank, as defined in Section 3(a) of the Federal Deposit Insurance Act;

     . broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker, as defined in the Exchange Act;

     .  credit union, as defined in Section 19B(1)(A) of the Federal Reserve
        Act;

     . national securities exchange, registered securities association or clearing agency, as defined in the Exchange Act; or

     . savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act.

     If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantor is required to be an eligible guarantor institution. If you plan to sign the letter of transmittal but you are not the registered holder of your Notes (which term, for this purpose, includes any participant in DTC's system whose name appears on a security position listing as the owner of the Notes) you must have the Notes signed by the registered holder of the Notes and that signature must be guaranteed by an eligible guarantor institution.

     If a person other than the registered holder of any Notes signs the letter of transmittal, the Notes must be endorsed or accompanied by a properly completed bond power. The registered holder must sign the bond power as the registered holder's name appears on the Notes. An eligible guarantor institution must guarantee that signature.

     If the letter of transmittal or any Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, or officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless we waive this requirement, they also must submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

TENDERING THROUGH DTC'S AUTOMATED TENDER OFFER PROGRAM

     The Exchange Agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's automated tender offer program to tender. Accordingly, participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the Exchange Agent, transmit their acceptance of the Exchange Offer electronically. They may do so by causing DTC to transfer the Notes to the Exchange Agent in accordance with its procedures for transfer. DTC will then send an agent's message to the Exchange Agent.

     An agent's message is a message transmitted by DTC to and received by the Exchange Agent and forming part of the book-entry confirmation, stating that:

     . DTC has received an express acknowledgment from a participant in DTC's automated tender offer program that is tendering Notes that are the subject of such book-entry confirmation,

     . the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent's message relating to guaranteed delivery, the participant has received and agrees to be bound by the applicable notice of guaranteed delivery, and

     . we may enforce the agreement against such participant.

DETERMINATIONS UNDER THE EXCHANGE OFFER

     All questions as to the validity, form, eligibility, including time of receipt, and acceptance of Notes tendered for exchange will be determined by us in our sole and absolute discretion. Our determination will be final and binding. We reserve the absolute right to reject any and all improperly tendered Notes or not to accept any Notes, the acceptance of which might be unlawful as determined by us or our counsel. We also reserve the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any Notes either before or after the expiration of the Exchange Offer, including the right to waive the ineligibility of any holder who seeks to tender Notes. Our interpretation of the terms and conditions of the Exchange Offer as to any particular Notes either before or after the expiration of the Exchange Offer, including the terms and conditions of the letter of transmittal and the accompanying instructions, will be final and binding.

     Unless waived, any defects or irregularities in connection with tenders of Notes must be cured within a reasonable period of time, as determined by us. Neither we, the Exchange Agent nor any other person has any duty to give notification of any defect or irregularity with respect to any tender of Notes for exchange, nor will we have any liability for failure to give this notification. Tenders of Notes will not be deemed made until such defects or irregularities have been cured or waived. Any Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

ACCEPTANCE OF NOTES FOR EXCHANGE; DELIVERY OF COMMON STOCK AND CASH

     Upon satisfaction or waiver of all of the conditions to the Exchange Offer, and assuming we have not previously elected to terminate the Exchange Offer, which we may do for any or no reason, in our sole and absolute discretion, we will accept, promptly after the expiration of the Exchange Offer, Notes up to an amount which shall not exceed, with respect to the Exchange Offer, the maximum principal amount we are offering to exchange in the Exchange Offer. We will issue the Common Stock and pay the cash to be issued and paid in the Exchange Offer promptly after acceptance of these Notes. For purposes of the Exchange Offer, we will be deemed to have accepted properly tendered Notes for exchange when, as and if we have given oral or written notice of acceptance to the Exchange Agent, with written confirmation of any oral notice to be given promptly after any oral notice.

     For each $1,000 principal amount of outstanding Notes accepted for exchange in the Exchange Offer, the tendering holder will receive approximately 400.94 shares of Common Stock and $133.33 in cash. In addition, to induce holders to exchange their Notes and in partial consideration for the exchange, we will pay to the holders of Notes we accept for exchange an amount equal to the accrued and unpaid interest to the date we accept such Notes for exchange, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date. The payment of interest on any Notes not tendered and accepted for exchange in the Exchange Offer will not be modified.

     In all cases, the issuance of the Common Stock and payment of cash in exchange for Notes tendered and accepted for payment pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of:

     . the certificates evidencing such Notes or a book-entry confirmation of transfer of the Notes into the Exchange Agent's account at DTC, as the case may be,

     . a properly completed and duly executed letter of transmittal, with any required signature guarantees, or, in the case of a book-entry transfer, an agent's message, and

     . any other documents required by the letter of transmittal. Accordingly, tendering holders of Notes may be paid at different times depending upon when certificates evidencing Notes or book-entry confirmations with respect to the Notes are actually received by the Exchange Agent.

     If for any reason we do not accept any tendered Notes or if Notes are submitted for a greater principal amount than the holder desires to exchange, we will return the unaccepted or non-exchanged Notes without expense to the registered tendering holder. In the case of Notes tendered by book-entry transfer into the Exchange Agent's account at DTC by using the book-entry procedures described below, the unaccepted or non-exchanged Notes will be credited to an account maintained by the tendering holder with DTC. Any Notes to be returned to the holder will be returned as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

     Within two business days after the date of this prospectus, the Exchange Agent will establish an account at DTC for the Notes tendered in the Exchange Offer. Any financial institution that is a participant in DTC's system may make book-entry delivery of Notes by causing DTC to transfer the Notes into the Exchange Agent's account at DTC in accordance with DTC's procedures for transfer. Although delivery of the Notes may be effected through book-entry transfer at DTC, a properly completed and duly executed letter of transmittal, with any required signature guarantees, or an agent's message instead of the letter of transmittal, and any other required documents, must be received by the Exchange Agent prior to the expiration of the Exchange Offer at its address on the back cover page of this prospectus, or the tendering holder of Notes must comply with the guaranteed delivery procedures described below. Delivery of documents to DTC will not constitute delivery of documents to the Exchange Agent.

GUARANTEED DELIVERY PROCEDURES

     If you are a registered holder of the Notes and wish to tender your Notes, but:

     .  the certificates for the Notes are not immediately available, or

     . you do not have enough time to deliver your certificates representing the Notes or other required documents to the Exchange Agent before the expiration of the Exchange Offer, or

     . the procedure for book-entry transfer cannot be completed before the expiration of the Exchange Offer,

     you may effect a tender of your Notes if:

     .  the tender is made through an eligible guarantor institution;

     . prior to the expiration of the Exchange Offer, the Exchange Agent receives (by overnight courier, registered or certified mail or facsimile transmission) from an eligible guarantor institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form we have provided, setting forth your name and address, and the amount of Notes you are tendering and stating that the tender is being made by notice of guaranteed delivery;

     . you guarantee that within three Nasdaq National Market System trading days after the date of execution of the notice of guaranteed delivery,
        (1) the certificates for all physically tendered Notes, in proper form for transfer, or a book-entry confirmation of transfer of the Notes into the Exchange Agent's account at DTC, including the agent's message that forms a part of the book-entry confirmation, as the case may be, (2) a properly completed and duly executed letter of transmittal, with any required signature guarantees, and (3) any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the Exchange Agent; and

     . the Exchange Agent receives (1) the certificates for all physically tendered Notes, in proper form for transfer, or a book-entry confirmation of transfer of the Notes into the Exchange Agent's account at DTC, as the case may be, (2) a properly completed and duly executed letter of transmittal, with any required signature guarantees, and (3) all other required documents or, in the case of a book-entry confirmation, a properly completed and duly executed letter of transmittal, with any required signature guarantees, or an agent's message instead of the letter of transmittal, in each case within three Nasdaq National Market System trading days after the date of execution of the notice of guaranteed delivery.

WITHDRAWAL OF TENDERS

     YOU MAY WITHDRAW TENDERS OF NOTES AT ANY TIME PRIOR TO THE EXPIRATION OF THE EXCHANGE OFFER AND, UNLESS YOUR TENDERED NOTES HAVE PREVIOUSLY BEEN ACCEPTED FOR EXCHANGE AND YOU HAVE RECEIVED THE COMMON STOCK ISSUABLE AND CASH PAYABLE IN EXCHANGE THEREFOR, YOU MAY ALSO WITHDRAW PREVIOUSLY TENDERED NOTES AT ANY TIME AFTER ______, 2001.

     If we extend the Exchange Offer, are delayed in our acceptance for payment of Notes or are unable to accept Notes for payment pursuant to the Exchange Offer for any reason, without prejudice to our rights under the Exchange
Offer, the Exchange Agent may, nevertheless, on our behalf, retain tendered Notes and such Notes may not be withdrawn except to the extent that tendering holders of Notes are entitled to withdrawal rights as described herein. Any such delay will be accompanied by an extension of the Exchange Offer to the extent required by law.

     For a withdrawal to be effective:

     . the Exchange Agent must receive a written notice of withdrawal at its address on the back cover page of this prospectus or

     . the withdrawing holder must comply with the appropriate procedures of DTC's automated tender offer program.

     Any notice of withdrawal must:

     . specify the name of the person who tendered the Notes to be withdrawn,

     . identify the Notes to be withdrawn, including the registration number or numbers and the principal amount of such Notes,

     . be signed by the person who tendered the Notes in the same manner as the original signature on the letter of transmittal used to deposit those Notes or be accompanied by documents of transfer sufficient to permit the trustee to register the transfer in the name of the person withdrawing the tender, and

     . specify the name in which Notes are to be registered, if different from that of the person who tendered the Notes.

     Any Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the registered holder without cost to that holder as soon as practicable after withdrawal, non-acceptance of tender or termination of the Exchange Offer. In the case of Notes tendered by book-entry transfer into the Exchange Agent's account at DTC by using the book-entry transfer procedures described above, any withdrawn or unaccepted Notes will be credited to the tendering holder's account at DTC.

     Withdrawals of tenders of Notes may not be rescinded, and Notes properly withdrawn will thereafter be deemed not validly tendered for purposes of the Exchange Offer. However, withdrawn Notes may be retendered by again following the procedures described above at any time prior to the expiration of the Exchange Offer.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, and our determination will be final and binding. None of CellStar, the Dealer Manager, the Exchange Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXCHANGE AGENT

     We have appointed The Bank of New York as the Exchange Agent. All completed letters of transmittal and agent's messages should be directed to the Exchange Agent at one of the addresses set forth below. All questions regarding the procedures for tendering in the Exchange Offer and requests for assistance in tendering your Notes should also be directed to the Exchange Agent at the telephone number or one of the following addresses:

               Delivery To:  The Bank of New York, Exchange Agent

          By regular or certified mail, overnight courier or by hand:

                              The Bank of New York
                               101 Barclay Street
                                    21 West
                              New York, NY   10286
                             Attention:  Van Brown
                   (registered or certified mail recommended)

                                 By Facsimile:
                     (Eligible Guarantor Institutions Only)

                                 (212) 815-5915

                            To Confirm by Telephone
                            or for Information Call:

                                 (212) 495-1784

     DELIVERY OF A LETTER OF TRANSMITTAL OR AGENT'S MESSAGE TO AN ADDRESS OTHER THAN THE ADDRESS LISTED ABOVE OR TRANSMISSION OF INSTRUCTIONS BY FACSIMILE OTHER THAN AS SET FORTH ABOVE IS NOT VALID DELIVERY OF THE LETTER OF TRANSMITTAL OR AGENT'S MESSAGE.

     Requests for additional copies of this prospectus, our Quarterly Report for the period ended May 31, 2001, our Form 10-K/A for the fiscal year ended November 30, 2000, filed on July 6, 2001, our Annual Meeting Proxy Statement, the enclosed letter of transmittal or the enclosed notice of guaranteed delivery may be directed to either the Exchange Agent at the telephone number or one of the addresses listed above or to the Information Agent at one of the telephone numbers or the address listed on the back cover page of this prospectus.

RECOMMENDATION

     WE ARE NOT MAKING ANY RECOMMENDATION REGARDING WHETHER YOU SHOULD TENDER YOUR NOTES, AND, ACCORDINGLY, YOU MUST MAKE YOUR OWN DETERMINATION AS TO WHETHER TO TENDER YOUR NOTES FOR EXCHANGE AND ACCEPT THE COMMON STOCK AND CASH WE PROPOSE FOR ISSUANCE.

SOLICITATION

     The Dealer Manager and the Exchange Agent will mail solicitation materials on our behalf. Dresdner Kleinwort Wasserstein is acting as financial advisor and Dealer Manager for the Company in connection with the Exchange Offer and will receive a fee of up to $1.5 million. The Dealer Manager also will be reimbursed by the Company for certain out of pocket expenses, including attorney's fees, and will be indemnified against certain liabilities, including liabilities under the federal securities laws in connection with the Exchange Offer. The Dealer Manager has rendered and is expected to render various investment banking and other advisory services to the Company and its subsidiaries, including structuring and negotiating financing. The Dealer Manager has received, and will continue to receive, customary compensation from the Company and its subsidiaries for such services.

     Additional solicitation may be made by telephone, facsimile or in person by officers and regular employees of CellStar and its affiliates and by persons so engaged by the Dealer Manager and the Exchange Agent.

TRANSFER TAXES

     You will not be obligated to pay any transfer tax in connection with the tender of Notes in the Exchange Offer unless you instruct us to register your shares of Common Stock in the name of, or request that Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer tax.

REQUIRED APPROVALS

  No federal or state regulatory requirements must be complied with and no approval need be obtained in connection with the Exchange Offer.

APPRAISAL RIGHTS

 There are no dissenter's rights or appraisal rights with respect to the Exchange Offer.

                          DESCRIPTION OF CAPITAL STOCK

     The following statements are brief summaries of provisions of CellStar's capital stock. The summaries are qualified in their entirety by reference to the full text of our Restated Certificate of Incorporation, as amended (the "CellStar Charter"), Amended and Restated Bylaws and the Delaware General Corporation Law.

     Under the CellStar Charter, our authorized capital stock consists of 200,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock.

COMMON STOCK

     We are authorized to issue 200,000,000 shares of Common Stock, of which 60,142,221 shares were outstanding as of August 17, 2001. On August 17, 2001, there were 288 holders of record of the Common Stock. As of August 17, 2001, a total of 7,169,307 shares of Common Stock were issuable upon exercise of options granted pursuant to our equity compensation plans. Holders of our Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders and do not have cumulative voting rights. Each share of Common Stock is entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available therefor and, upon liquidation, to share ratably in the net assets available for distribution, in each case subject to the rights of holders of our preferred stock. Shares of our Common Stock are not redeemable and have no statutory preemptive or similar rights. Our Common Stock currently outstanding is duly authorized, validly issued, fully paid and nonassessable.

STOCKHOLDER RIGHTS PLAN

     RIGHTS

     On December 30, 1996, our Board of Directors declared a dividend of one right to purchase one one-thousandth of a share of Series A Preferred Stock for each outstanding share of our Common Stock, subject to adjustment, to the holders of record of our Common Stock on January 9, 1997, and authorized and directed the issuance of one such right with respect to each share of our Common Stock that shall become outstanding prior to the occurrence of certain terminating events. The rights have a purchase price of $26.67 per one one-thousandth of a share of Series A Preferred Stock. Each fractional share of the Series A Preferred Stock is essentially the economic equivalent of one share of Common Stock. Currently, the rights trade with the shares of Common Stock. The description and terms of the rights are set forth in a Rights Agreement between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

     The Rights Agreement is designed to deter coercive takeover tactics and to otherwise encourage third parties interested in acquiring us to negotiate with our Board of Directors. The Rights Agreement achieves these goals by significantly diluting the ownership interest of a person who acquires a specified percentage of Common Stock.

     The rights will separate from the Common Stock and become exercisable upon the earlier of the following:

     - ten (10) business days after the public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding Common Stock (other than Noteholders who receive 15% or more of our outstanding Common Stock in the Exchange Offer) ("a 15% Holder"); or

     - ten (10) business days (or such later date as the Board of Directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group of persons becoming a 15% holder.

A person or group of persons will be considered to have acquired beneficial ownership of Common Stock if they have the power to vote or direct the voting of the Common Stock.

     EXPIRATION OF RIGHTS

     The rights will expire at the close of business on January 9, 2007, unless we redeem or exchange the rights before that date as described below.

     FLIP-IN EVENTS

     In the event that any of the following occurs:

     - we are the surviving corporation in a merger or other business combination with a person or group of affiliated or associated persons that is a 15% Holder (other than Noteholders who receive 15% or more of our outstanding Common Stock in the Exchange Offer);

     - any person or group of affiliated or associated persons becomes a 15% Holder (other than Noteholders who receive 15% or more of our outstanding Common Stock in the Exchange Offer), except pursuant to one of the following:

        . a consolidation or merger involving us or sale or transfer of the combined assets, cash flow or earning power of us and our subsidiaries that, in any case, is described below under the title "- Flip-over Events"; or

        . an offer for all outstanding shares of Common Stock at a price and upon terms and conditions which the Board of Directors determines to be in the best interests of us and our stockholders; or

     - during any time that there is a 15% Holder there occurs any of the following:

        . a reclassification of securities;

        . a recapitalization of the Company; or

        . any merger or consolidation of us with any of our subsidiaries, or any other transaction or series of transactions involving us or any of our subsidiaries, other than a transaction or series of transactions described below under the title "-Flip-over Events,"

        which has the effect of increasing by more than 1% the proportionate share of any class of the outstanding equity securities of us or any of our subsidiaries beneficially owned by a person or group of affiliated or associated person that is a 15% Holder or any affiliate or associate of a 15% Holder (other than Noteholders who receive 15% or more of an outstanding Common Stock in the Exchange Offer), then, each holder of a right other than a 15% Holder (other than Noteholders who receive 15% or more of our outstanding Common Stock in the Exchange Offer) will thereafter have the right to receive, upon exercise of such right, Common Stock or, in certain circumstances, cash, property or other securities of us, having a value equal to two times the purchase price of $26.67 per right. In other words, the stockholders, other than a 15% Holder, will be able to buy Common Stock at half price. However, the rights are not exercisable following the occurrence of any of the events described above until such time as the rights are no longer redeemable by us as described below. Notwithstanding any of the foregoing, following the occurrence of any of the events described in this paragraph, all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by a person or group of affiliated or associated persons that has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our Common Stock (other than Noteholders who receive 15% or more of our outstanding Common Stock in the Exchange Offer) will be null and void.

     FLIP-OVER EVENTS

     If, at any time following the public announcement that a person or group of affiliated persons (other than Noteholders who receive 15% or more of our outstanding Common Stock in the Exchange Offer) has become a 15% Holder any of the following shall occur:

     - we shall enter into a merger or other business combination transaction in which we are not the surviving corporation,

     - we are the surviving corporation in a consolidation, merger or similar transaction pursuant to which all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property,

     - more than 50% of the combined assets, cash flow or earning power of us and our subsidiaries is sold or transferred to any person other than us or any of our subsidiaries,

each holder of a right (except rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, Common Stock of the acquiring company having a value equal to two times the purchase price of $26.67 per right. In other words, the stockholders other than the 15% Holder will be able to buy common stock of the acquiring company at half price.

     EXCHANGE OF RIGHTS

     At any time after the first occurrence of an event described above under the title "- Flip-in Events" and prior to the acquisition by any person or group of 50% or more of the outstanding shares of Common Stock, our Board of Directors may, without payment of the purchase price of $26.67 per right by the holder, exchange the rights (other than rights owned by the 15% Holder, which will become void), in whole or in part, for shares of Common Stock at an exchange ratio of one-half the number of shares of Common Stock (or in certain circumstances preferred stock) for which a right is exercisable immediately prior to the time of our decision to exchange the rights.

     REDEMPTION OF RIGHTS

     At any time until the public announcement that a person (other than Noteholders who receive 15% or more of our outstanding Common Stock in the Exchange Offer) or group of affiliated persons has become a 15% Holder, we may redeem the rights in whole, but not in part, at a price of $0.001 per right (payable in cash, shares of Common Stock or other consideration deemed appropriate by our Board of Directors).

     RIGHTS AS A STOCKHOLDER

     Until a right is exercised, the rights will not entitle the holder to any rights as a holder of Common Stock, including, without limitation, the right to vote or to receive dividends.

     ANTI-TAKEOVER EFFECTS

     The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us in a manner which causes the rights to become exercisable. We believe, however, that the rights should neither affect any prospective offeror that is willing to negotiate with our Board of Directors nor interfere with any merger or other business combination approved by our Board of Directors.

     AMENDMENTS TO RIGHTS AGREEMENT

     Other than those provisions relating to the principal economic terms of the rights, any of the provisions of the Rights Agreement may be amended by our Board of Directors prior to the date of the first public announcement that a person or group of affiliated persons (other than Noteholders who receive 15% or more of our outstanding Common Stock in the Exchange Offer) has become a 15% Holder. After the date of the first public announcement that a person or group of affiliated persons (other than Noteholders who receive 15% or more of our outstanding Common Stock in the Exchange Offer) has become a 15% Holder, the provisions of the Rights Agreement may be amended by the Board of Directors to make changes which do not adversely affect the interest of holders of rights (excluding the interest of a 15% Holder (other than Noteholders who receive 15% or more of our outstanding Common Stock in the Exchange Offer)) provided that no amendment may be made to the Rights Agreement that would cause the rights to become redeemable at a time when they are no longer redeemable.

     ACQUIRING COPIES OF THE RIGHTS AGREEMENT

     Copies of the Rights Agreement are available free of charge from the Rights Agent. The foregoing description of the rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

CHANGE OF CONTROL PROVISIONS

     AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND AMENDED AND RESTATED BYLAWS

     Certain provisions of the CellStar Charter and Amended and Restated Bylaws may have the effect of preventing, discouraging or delaying any change in the control of the Company and may maintain the incumbency of the Board of Directors and management. We are authorized to issue 5,000,000 shares of preferred stock, none of which are outstanding as of the date of this prospectus. The authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.

     SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market System, from engaging, under certain circumstances, in a "business combination" (which includes, without limitation, mergers, consolidations, stock sales and asset-based transactions) with any "interested stockholder" (a stockholder who acquired 15% or more of the corporation's outstanding voting stock without the prior approval of the corporation's

Board of Directors) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of
Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not "opted out" of the provisions of
Section 203 of the Delaware General Corporation Law.

TRANSFER AGENT AND REGISTRAR

     ChaseMellon Shareholder Services, L.L.C. of Dallas, Texas, serves as transfer agent and registrar for our Common Stock.

                      SELECTED HISTORICAL FINANCIAL DATA

     The following selected historical financial information for each of the years in the three-year period ended November 30, 2000 and for the six months ended May 31, 2000 and 2001 is derived from and should be read in conjunction with our unaudited consolidated financial statements set forth in our Quarterly Report on Form 10-Q for the six months ended May 31, 2001 and our audited consolidated financial statements set forth in our Form 10-K/A for the fiscal year ended November 30, 2000 filed on July 6, 2001, each of which is incorporated by reference into this prospectus. Copies of our Quarterly Report on Form 10-Q for the six months ended May 31, 2001 and Form 10-K/A for the fiscal year ended November 30, 2000 filed on July 6, 2001 may be obtained from the Information Agent, without charge, upon request. See the section of this prospectus titled "Incorporation of Documents by Reference." Information for the years ended November 30, 1996 and 1997 is derived from the audited consolidated financial statements included in the Company's Form 10-K for the year ended November 30, 1997.

                                                                                                                 SIX MONTHS ENDED
                                                                 FISCAL YEAR ENDED NOVEMBER 30,                 MAY 31, (UNAUDITED)
                                               ---------------------------------------------------------       --------------------
                                                 1996         1997        1998        1999         2000         2000        2001
                                                ------       ------      ------      ------       ------       ------      ------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                ------------------------------------------------
STATEMENT OF OPERATIONS DATA:
     Revenues                                  $947,601    1,482,814    1,995,850    2,333,805    2,475,682   1,151,229  1,217,486
     Cost of sales                              810,000    1,325,488    1,823,075    2,140,375    2,364,197   1,099,809  1,146,038
                                               --------    ---------    ---------    ---------    ---------   ---------  ---------
     Gross profit                               137,601      157,326      172,775      193,430      111,485      51,420     71,448
     Operating expenses:
          Selling, general and
           administrative expenses              135,585       81,319      116,747      111,613      169,232      90,298     52,172
          Impairment of assets                        -            -            -        5,480       12,339           -          -
          Lawsuit settlement                          -            -        7,577            -            -           -          -
          Restructuring charge                        -            -            -        3,639         (157)       (157)       750
                                               --------    ---------    ---------    ---------    ---------   ---------  ---------
     Operating income (loss)                      2,016       76,007       48,451       72,698      (69,929)    (38,721)    18,526
     Other income (expense):
          Interest expense                       (8,350)      (7,776)     (14,446)     (19,027)     (19,113)     (8,773)    (8,964)
          Equity in income (loss) of
           affiliated companies, net               (219)         465      (28,448)      31,933       (1,805)       (381)      (700)
          Gain on sale of assets                    128            -            -        8,774        6,200           -        933
          Other, net                               (441)       2,260        1,389       (1,876)         932         396      3,555
                                               --------    ---------    ---------    ---------    ---------   ---------  ---------
     Total other income (expense)                (8,882)      (5,051)     (41,505)      19,804      (13,786)     (8,758)    (5,176)
                                               --------    ---------    ---------    ---------    ---------   ---------  ---------
     Income (loss) before income taxes           (6,866)      70,956        6,946       92,502      (83,715)    (47,479)    13,350
     Provision (benefit) for income taxes          (453)      17,323       (7,418)      23,415      (20,756)    (14,501)     3,872
                                               --------    ---------    ---------    ---------    ---------   ---------  ---------
     Net income (loss)                         $ (6,413)      53,633       14,364       69,087      (62,959)    (32,978)     9,478
                                               ========    =========    =========    =========    =========   =========  =========
     Net income (loss) per share:
          Basic                                $  (0.11)        0.92         0.24         1.16        (1.05)      (0.55)      0.16
          Diluted                              $  (0.11)        0.89         0.24         1.12        (1.05)      (0.55)      0.16
     Weighted average number of shares:
          Basic                                  57,821       58,144       58,865       59,757       60,131      60,121     60,142
          Diluted                                57,821       60,851       60,656       65,589       60,131      60,121     60,144
OPERATING DATA:
     International revenues, including
      export sales, as a percentage of
      revenues                                     64.0%        66.7         76.3         83.8         79.8        84.3       79.3
     Ratio of earnings to fixed charges(a)            -         8.72         1.43         5.36            -           -       2.40
BALANCE SHEET DATA:
     Working capital                           $ 71,365      259,954      259,923      332,841      264,380     296,969    277,142
     Total assets                               298,551      497,111      775,525      706,438      858,824     782,360    585,695

                                                                                                                 SIX MONTHS ENDED
                                                                 FISCAL YEAR ENDED NOVEMBER 30,                 MAY 31, (UNAUDITED)
                                               ---------------------------------------------------------       --------------------
                                                 1996         1997        1998        1999         2000         2000        2001
                                                ------       ------      ------      ------       ------       ------      ------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                ------------------------------------------------
     Notes payable and current portion of
      long-term debt                             56,704            -       85,023       50,609      127,128      97,486     57,708
     Long-term debt, less current portion         6,285      150,000      150,000      150,000      150,000     150,000    150,000
     Stockholders' equity                       104,263      160,865      177,791      250,524      185,583     216,142    192,041

_________________________
(a) For purposes of computing the ratio of earnings to fixed charges (i) "earnings" consist of pre-tax earnings plus fixed charges (adjusted to exclude the amount of any capitalized interest), and (ii) "fixed charges" consist of interest, whether expensed or capitalized, amortization of debt issuance costs and discount relating to any indebtedness, whether expensed or capitalized, and the portion of rental expense (approximately one-third) estimated to be representative of an interest factor. For the years ended November 30, 2000 and November 30, 1996 and the year ended November 30, 2000 (proforma), earnings were inadequate to cover fixed charges by $83.7 million, $6.9 million and $77.4 million, respectively. For the six months ended May 31, 2000, earnings were inadequate to cover fixed charges by $47.5 million.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SIX MONTHS ENDED MAY 31, 2001 COMPARED TO SIX MONTHS ENDED MAY 31, 2000

  Revenues. The Company's revenues increased $66.3 million, or 5.8%, from $1,151.2 million to $1,217.5 million.

    Revenues in the Asia-Pacific Region increased $134.2 million, or 28.4%, from $473.3 million to $607.5 million. The Company's operations in the PRC provided $526.0 million in revenue, an increase of $204.8 million, or 63.8%, from $321.2 million. This increase was due to continued strong demand in the PRC and the build-up of extensive sales channels. Growth in the PRC, where market penetration of handsets is very low, is being driven by the rapid addition of new wireless subscribers. Revenues from the Company's operations in Singapore increased $19.8 million, or 105.8%, to $38.5 million due to third party subsidies and new products, including two products for which the Company has exclusive rights. Revenues from Taiwan and The Philippines operations decreased $82.4 million, or 80.5%, and $8.0 million, or 25.7%, respectively to $19.9 million and $23.1 million, respectively. The Company's operations in Taiwan and The Philippines continue to be affected by economic and political turmoil in the respective countries.

    North American Region revenues were $251.5 million, an increase of $71.1 million, or 39.4% when compared to $180.4 million. U.S. revenues continued to benefit from strong promotional activity by several customers, as well as from the addition of new customers and expanded markets. Early in the first quarter of 2001, the Company converted a major U.S. account to a consignment basis with fulfillment fees, which will reduce revenue potential for the 2001 fiscal year by approximately $100 million. Revenues for the six months ended May 31, 2001 and May 31, 2000, on a comparable basis were $233.2 million and $161.6 million, respectively. The conversion to consignment is expected to have minimal impact on net income, but will reduce inventory risk and the need for working capital.

    The Latin American Region provided $237.6 million of revenues, compared to $315.7 million, or a 24.7% decrease. Revenues in Mexico decreased $40.4 from $182.8 million in 2000, which benefitted from strong carrier promotions, to $142.4 million in 2001. The decrease was also due to a delay in 2001 in new-subscriber and promotional activities by a large carrier customer. Revenues for Brazil were $25.7 million in 2000. The Company sold its Brazil operations in August 2000. Revenues from the Venezuela operations were $26.4 million in 2000. The Company sold its Venezuela operations in December 2000. Revenues from the Company's operations in Miami decreased $17.9 million from 2000 as increased product availability from in-country manufacturers in Latin America continued to reduce export sales from Miami. The Company phased out a major portion of its redistributor business in its Miami and North American operations due to the volatility of the redistributor business, the relatively lower margins, and higher credit risks. Combined revenues from the operations in Argentina, Chile, Colombia and Peru increased $31.0 million to $69.8 million primarily due to significant promotional activity by a major carrier in Colombia during the first quarter of 2001.

    The Company's Europe Region recorded revenues of $120.8 million, a decrease of $61.0 million, or 33.5%, from $181.8 million, primarily due to the Company's decision to curtail its U.K. international trading operations in April 2000. The handset market in Europe is highly penetrated and is increasingly driven by replacement sales, which are depressed due to delays in the rollout of new handset technologies and services.

  Gross Profit. Gross profit increased $20.0 million from $51.4 million to $71.4 million. During 2000, the Company incurred $23.5 million in inventory obsolescence primarily as a result of price declines during the second quarter and $3.2 million in third party theft and fraud losses related to the

U.K. international trading operations. Excluding the above items in 2000, the decrease in gross profit as a percentage of revenues was primarily due to competitive market conditions, particularly in the Asia-Pacific Region.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $38.1 million from $90.3 million to $52.2 million. This decrease was principally due to a reduction in bad debt expense of $28.0 million from $29.9 million to $1.9 million in 2001. The bad debt expense in 2000 was primarily from certain U.S.-based accounts receivable, the collectibility of which had deteriorated significantly in the second quarter of 2000 and which were further affected by the Company's decision to sell its majority interest in its joint venture in Brazil and the phase out of a major portion of the redistributor business in its Miami and North America operations. Bad debt expense in 2001, includes a recovery of $3.9 million related to a receivable from a satellite handset customer which was reserved in the fourth quarter of 2000. Selling, general and administrative expenses related to the Brazil and Venezuela operations, which were sold in August 2000 and December 2000, respectively, were $0.2 million in 2001 and $10.0 million in 2000.

  Restructuring Charge (Credit). In connection with its previously announced intent, the Company restructured its Miami facilities in the second quarter of 2001 to reduce the size and cost of those operations, resulting in a charge of $0.8 million, primarily related to the impairment of leasehold improvements.

  Equity in Loss of Affiliated Companies. Equity in loss of affiliated companies increased from $0.4 million to $0.7 million in 2001, due to losses from the Company's 49% minority interest in CellStar Amtel. As a result of the continuing deterioration in the Malaysia market, the Company intends to divest its ownership in CellStar Amtel to limit further exposure. The Company will be required to recognize future losses, if any, of CellStar Amtel up to the amount of debt and payables of CellStar Amtel guaranteed by the Company. The Company currently estimates the remaining exposure to be up to $1.0 million.

  Gain on Sale of Assets. The Company recorded a gain on sale of assets of $0.9 million in 2001 primarily associated with the sale of its Venezuela operations in December 2000.

 Interest Expense. Interest expense increased to $9.0 million from $8.8 million.

  Other, Net. Other, net increased $3.2 million, from income of $0.4 million to income of $3.6 million, primarily due to gains on foreign currencies related to European operations in 2001 compared with losses in 2000 and increased interest income.

  Income Taxes. Income tax expense increased from a benefit of $14.5 million in 2000 to expense of $3.9 million in 2001. The Company's annual effective tax rate decreased to 29.0% from 30.5%. The lower effective tax rate was attributable to changes in the expected geographical mix of income (loss) before income taxes.

    LIQUIDITY AND CAPITAL RESOURCES AS OF MAY 31, 2001

    During the six months ended May 31, 2001, the Company relied primarily on cash available at November 30, 2000, funds generated from operations and borrowings under its revolving credit facility to fund working capital, capital expenditures and expansions. At May 31, 2001, the Company had borrowed $16.1 million under the revolving credit facility.

    As of January 30, 2001, the Company had negotiated an amendment to its revolving credit facility that reduced the amount of the revolving credit facility from $100.0 million to $86.4 million.

    On February 27, 2001, the Company and its banking syndicate negotiated and executed a Second Amended and Restated Credit Agreement that further reduced the amount of the revolving credit facility to $85.0 million on February 27, 2001, $74.0 million on July 31, 2001, $65.0 million on September 30, 2001, and $50.0 million on December 15, 2001. Such Second Amended and Restated Credit Agreement further (i) increases the applicable interest rate margin by 25 basis points,
(ii) shortens the term of the revolving credit facility from June 1, 2002 to March 1, 2002, (iii) provides additional collateral for such revolving credit facility in the form of additional stock pledges and mortgages on real property,
(iv) provides for dominion of funds by the banks for the Company's U.S. operations, (v) limits the borrowing base, and (vi) tightens restrictions on the Company's ability to fund its operations, particularly its non-U.S. operations.

    As of July 3, 2001, the Company had negotiated an additional amendment to the revolving credit facility that reduced the borrowing capacity under the revolving credit facility from $85.0 million to $40.0 million and waived compliance with a covenant for the quarter ended May 31, 2001.

    At May 31, 2001, the Company's operations in the PRC had three lines of credit, one for USD $12.5 million, the second for RMB 215 million (approximately USD $26.0 million) and the third for RMB 50 million (approximately USD $6.0 million), bearing interest at 7.16%, 5.85% and 2.34% respectively. The loans have maturity dates through August 2001. The first two lines of credit are fully collateralized by U.S. dollar cash deposits. The cash deposit was made via an intercompany loan from the operating entity in Hong Kong as a mechanism to secure repatriation of these funds. The third line of credit is supported by a RMB 15.0 million cash collateral deposit and a promissory note. At May 31, 2001, the U.S. dollar equivalent of $30.8 million had been borrowed against the lines of credit in the PRC. As a result of this method of funding operations in the PRC, the consolidated balance sheet at May 31, 2001, reflects USD $41.3 million in cash that is restricted as collateral on these advances and a corresponding USD $30.8 million in notes payable. The Company anticipates renewing these loans in the normal course of business.

   In addition, the Company has notes payable in Taiwan and Peru totaling $10.9 million.

    Cash, cash equivalents, and restricted cash as of May 31, 2001, were $85.5 million, compared to $119.6 million at November 30 2000, primarily reflecting the use of the cash to reduce the revolving credit facility.

    Compared to November 30, 2000, accounts receivable decreased from $346.0 million to $218.8 million at May 31, 2001. Inventories declined to $165.9 million at May 31, 2001, from $265.6 million at November 30, 2000. Management has worked aggressively to reduce accounts receivable and inventory levels through tightening of credit policies, aggressive collection efforts, and better purchasing and inventory management. Accounts payable declined to $161.0 million at May 31, 2001, compared to $361.0 million at November 30, 2000.

RECENT DEVELOPMENTS

    At August 17, 2001, the Company had $33.3 million in unused borrowing capacity under the revolving credit facility.

    The Company does not currently believe that it will be able to refinance or pay off the Notes when they mature in October 2002. The Company experienced difficulty in meeting financial covenants under its revolving credit facility in fiscal 2000 due to significant losses in fiscal 2000. These losses, combined with current capital market conditions and an overall weakness in the telecommunications industry, have resulted in a tightening of financial covenants and a reduction in amounts that can be borrowed under the revolving credit facility and have further adversely affected the Company's ability to refinance the Notes. In addition, the Notes, which mature in October 2002, become a current liability of the Company in October 2001, thereby further adversely affecting the Company's balance sheet and its ability to finance its operations.

    Without completion of the Exchange Offer, and if the Company is unable to otherwise refinance or pay off the Notes, the Company faces the possibility of bankruptcy when the Notes become due in October 2002, the consequence of which could be a liquidation or a reorganization of the Company.

    The Company is currently in negotiations with lenders to replace its existing revolving credit facility, and the Company has proposed the Exchange Offer to address the need to refinance the Notes. There can be no assurance, however, that the Company will be able to enter into a new loan agreement or that the Exchange Offer will be completed.

FISCAL 2000 COMPARED TO FISCAL 1999

  Revenues. The Company's revenues increased $141.9 million, or 6.1% from $2,333.8 million to $2,475.7 million.

    Revenues in the Asia-Pacific Region increased $255.4 million, or 33.2% from $769.4 million to $1,024.8 million. The Company's operations in the PRC, including Hong Kong, provided $725.4 million in revenue, an increase of $196.8 million, or 37.2% from $528.6 million. This increase continued to be driven by the strong demand in the PRC and the build-up of sales channels. The Company's operations in Taiwan provided $207.7 million in revenue, an increase of $20.3 million, or 10.8%, from $187.4 million. Demand in Taiwan increased due to the introduction of new high-end handsets. However, Taiwan's growth was impacted negatively in the fourth quarter of 2000 by political uncertainty in the country and concern about Taiwan's relationship with the PRC. Taiwan's fourth quarter 2000 revenues of $44.2 million were its lowest quarterly revenues since the first quarter of 1999 when revenues were $27.0 million. In The Philippines, revenues increased $33.5 million to $48.7 million due to carrier promotions and receipt by the Company in the fourth quarter of 1999 of certain distribution rights to Nokia products in The Philippines. The growth rate over 1999, however, decreased in the second half of 2000. Revenues in the second half of 2000 were $17.7 million reflecting the slowdown in the Philippine economy. Revenues in Singapore were $42.9 million in 2000 compared to $38.3 million in 1999.

    The Latin American Region provided $636.4 million of revenues, compared to $717.3 million, a decrease of $80.9 million, or 11.3%. Revenues in Mexico increased $154.3 million to $383.3 million in 2000 due primarily to increased carrier business. Revenues for Brazil were down $153.2 million in 2000 to $40.6 million. In 1999, the recently completed privatization of the telecommunications industry was driving rapid growth in carrier sales in Brazil. In 2000, sales to the Company's major customer in Brazil were greatly reduced due to the increased availability of in-country manufactured product. In August 2000, the Company completed the divestiture of its 51% interest in its Brazil operations. Revenues from the Venezuela operations declined $40.4 million in 2000 to $36.6 million. The decline was a result of the effects of the torrential floods in late 1999, the positive impact on last year's first quarter of a special carrier promotion, and market softness in 2000 caused by political and economic instability. In the third quarter 2000, the Company decided to exit its Venezuela operations and completed its sale of that operation in December 2000. Revenues from the Company's operations in Miami decreased $75.1 million to $79.1 million in 2000 as increased product availability from in-country manufacturers in Latin America continued to reduce export sales from Miami. The Company began phasing out a major portion of its redistributor business in its Miami and North American operations in the second quarter 2000, due to the volatility of the redistributor business, the relatively lower margins, and higher credit risks. Also, supply shortages in the third and fourth quarters of 1999 significantly weakened the redistributor channel, reducing the number of financially viable redistributors and creating operating and financial difficulties for others. Revenues from the redistributor business for Miami and North America were $57.4 million and $158.6 million in 2000 and 1999, respectively. Due to the reduction in the redistributor business and the decline in export sales, the Company intends to restructure or consolidate its Miami operation in 2001. Revenues in Colombia increased $32.1 million to $48.1 million primarily reflecting increased carrier activity business in the fourth quarter of 2000. Combined revenues from the operations in Argentina, Chile, and Peru increased from $47.1 million in 1999 to $48.6 million in 2000.

    North America Region revenues were $499.2 million, up 32.4% from $377.1 million for the prior year. U.S. revenues continued to benefit from strong promotional activity by several customers, as well as the addition of new customers and expanded markets. In the first quarter of 2001, the Company converted a major U.S. account to a consignment basis with fulfillment fees, which will reduce revenue potential for 2001 by approximately $100 million, but will also reduce inventory risk and the need for working capital.

    The Company's Europe Region recorded revenues of $315.4 million, a decrease of $154.6 million, or 32.9% from $470.0 million, primarily due to the Company's decision to curtail its U.K. international trading operations in April 2000. Revenues from Sweden increased $6.7 million to $118.7 million in 2000. Revenues from operations in The Netherlands, which were acquired in the third quarter of 1999, were $30.7 million. The Company sold its operations in Poland in the third quarter of 2000.

  Gross Profit. Gross profit decreased $81.9 million, or 42.3% from $193.4 million to $111.5 million. The decrease in gross profit can be attributed to a shift in geographic revenue mix, shortages of digital handsets in North America, and global industry price competition, including an oversupply of analog handsets in North America and an oversupply of handsets in the Asia-Pacific Region during parts of 2000. The Company's commitment to defend market share in the face of intense global industry price competition, particularly in the Asia-Pacific Region, also negatively impacted the gross margin percentage. Based on 1999's handset shortages and industry forecasts of higher demand, manufacturers significantly increased production in 2000. However, worldwide handset sales, while significantly higher in 2000, were still below industry forecasts. This resulted in a surplus of product during parts of 2000 driving stronger-than-usual competition for market share, mainly in the Asia-Pacific Region and to a lesser extent in the Latin American Region. The decrease in gross profit is also partially due to $32.3 million in inventory obsolescence caused primarily by price declines during the second quarter and $3.2 million in third party theft and fraud losses related to the U.K. international trading operations, also in the second quarter.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $57.6 million, or 51.6% from $111.6 million to $169.2 million. This increase was primarily due to bad debt expense of $51.5 million, up from $10.4 million for 1999. This bad debt expense related to: (i) certain U.S.-based accounts receivable from Brazilian importers, the collectibility of which deteriorated significantly in the second quarter of 2000, and which were further affected by the Company's decision to divest its majority interest in its joint venture in Brazil; (ii) accounts receivable from redistributors, many of which were impacted by the supply shortage in 1999 and were also further affected by the phase out of a major portion of the redistributor business in the Company's Miami and North America operations;
(iii) accounts receivable in the Asia-Pacific Region whose businesses have been adversely affected by competitive market conditions in Asia; and (iv) a receivable in the U.S. from a satellite handset customer. The increase in selling, general and administrative expenses was also attributable to costs associated with business expansion activities and professional expenses. Overall selling, general and administrative expenses as a percentage of revenues increased to 6.8% from 4.8%.

  Impairment of Assets. In 2000, the Company decided to exit its Venezuela operations. The Company recorded a $4.9 million non-cash impairment charge to reduce the carrying value of certain Venezuela assets, primarily goodwill, to their estimated fair value. In December 2000, the Company completed the sale of its Venezuela operations at approximately carrying value. In the fourth quarter of 2000, the Company recorded a non-cash goodwill impairment charge of $6.4 million related to the operations in Peru due to a major carrier customer's proposed changes to an existing contract that adversely changed the long-term prospects of the Peru operations. In the fourth quarter of 1999, based on the market conditions in Poland, the Company decided to sell its operations in Poland and completed the sale in the third quarter of 2000. The Company recorded an impairment charge of $5.5 million, including a $4.5 million writedown of goodwill to reduce the carrying value of the assets in Poland to their estimated fair value.

  Restructuring Charge. The Company's results of operations include a pre-tax restructuring charge of $3.6 million in 1999 associated with the reorganization and consolidation of the management for the Company's Latin American and North American Regions as well as the centralization of management in the Asia-Pacific Region.

  Equity in Income (Loss) of Affiliated Companies. Equity in income (loss) of affiliated companies decreased from income of $31.9 million in 1999 to a loss of $1.8 million in 2000. In 2000, the Company incurred losses of $1.8 million related to its minority interest in CellStar Amtel Sdn. Bhd. ("Amtel"), a joint venture in which the Company owns a 49% interest. As a result of the continuing deterioration in the Malaysia market, the Company has decided to limit further exposure, currently estimated to be up to $2.5 million, by divesting its ownership interest in the joint venture in 2001.

    In February 1999, the Company sold part of its equity investment in Topp to a wholly-owned subsidiary of Telefonos de Mexico S.A. de C.V. ("TelMex"). At the closing, the Company also sold a portion of its debt investment to certain other shareholders of Topp. As a result of these transactions, the Company recorded a pre-tax gain of $5.8 million. In September 1999, the Company sold its remaining debt and equity interest in Topp to the TelMex subsidiary for a pre-tax gain of $26.1 million.

  Gain on Sale of Assets. In the third quarter of 2000, the Company recorded a pre-tax gain of $6.0 million, from the completion of the divestiture of its 51% ownership interest in its Brazil joint venture. During the third quarter of 2000, the Company also completed the sale of its Poland operations and recognized a pre-tax gain of $0.2 million. In 1999, the Company recorded a pre-tax gain of $8.8 million primarily associated with the sale of its prepaid operations in Venezuela and the sale of the Company's retail stores in the Dallas-Fort Worth and Kansas City areas.

  Interest Expense. Interest expense increased from $19.0 million in 1999 to $19.1 million in 2000.

  Other, Net. Other, net changed from an expense of $1.9 million to income of $0.9 million. This change was primarily due to (i) a $2.6 million foreign currency transaction loss realized in 1999 from the conversion of U.S. dollar denominated debt in Brazil into a Brazilian real denominated credit facility,
(ii) losses due to the revaluations of foreign currency related to the Company's European operations in 2000, and (iii) offset by an increase in interest income.

  Income Taxes. Income tax expense decreased from $23.4 million in 1999 to a benefit of $20.8 million in 2000 due to the losses incurred in 2000. The Company's effective tax rate decreased to 24.8% from 25.3%. The lower effective tax rate was attributable to changes in the geographic mix of income (loss) before income taxes and an increased valuation allowance for capital losses and carry forwards related to international operations.

                              DESCRIPTION OF NOTES

    The Notes were issued under the Notes indenture (the "Indenture") between the Company and The Bank of New York, as trustee (the "Trustee"). A copy of the form of Indenture is available from the Company upon request. The terms of the Indenture are governed by certain provisions contained in the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Notes and the Indenture, including the definitions therein of certain terms that are not otherwise defined in this prospectus and those terms made a part of the Indenture by reference to the Trust Indenture Act as in effect on the date of the Indenture. Wherever particular provisions or defined terms of the Indenture (or of the form of Notes that is a part thereof) are referred to, such provisions or defined terms are incorporated herein by reference in their entirety. As used in this "Description of Notes," the "Company" refers to CellStar Corporation and does not, unless the context otherwise indicates, include its subsidiaries.

GENERAL

    The Notes are general, unsecured subordinated obligations of the Company and are convertible into Common Stock as described below under the subheading
"- Conversion of Notes." The Notes were issued in an aggregate principal amount of $150,000,000 and mature on October 15, 2002, unless earlier redeemed at the option of the Company or repurchased at the option of the holder upon a change of control.

    The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of securities of the Company or the incurrence of debt by the Company or any of its subsidiaries.

    The Notes bear interest from October 14, 1997, at an annual rate of 5%, payable semi-annually on each April 15 and October 15, commencing April 15, 1998, to holders of record at the close of business on the preceding April 1 and October 1, respectively. Interest is computed on the basis of a 360-day year composed of twelve 30-day months.

    Payments of principal on the Notes are payable, and Notes held in certificated form may be presented for conversion, registration of transfer and exchange, without service charge, at the office of the Notes Trustee in New York, New York. Reference is made to the information set forth below under the subheading "- Form, Denomination and Registration" for information as to the Notes held as beneficial interests in one or more global notes.

FORM, DENOMINATION AND REGISTRATION

    The Notes were issued in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

  Global Notes; Book Entry Form. Notes initially held by "qualified institutional buyers" as defined in Rule 144A under the Securities Act ("QIBs") were evidenced initially by a global Note (the "144A Global Note") deposited with, or on behalf of DTC, and registered in the name of Cede & Co. ("Cede") as the nominee of DTC. Notes initially sold to persons in offshore transactions (each, a "Non-U.S. Person") in compliance with Regulation S under the Securities Act were evidenced initially by a global Note (the "Regulation S Global Note") deposited with, or on behalf of, DTC and registered in the name of Cede as the nominee of DTC for the accounts of Euroclear and Cedel Bank. Notes sold to institutional "accredited investors" (as that term is defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) ("Institutional Accredited Investors") were evidenced initially by a global Note (the

"Institutional Accredited Investors Global Note") deposited with, or on behalf of, DTC and registered in the name of Cede as the nominee of DTC.

    In 1998, the Company registered with the SEC under the Securities Act resales of the Notes by the holders of the Notes. The purchasers of Notes in those resales hold a beneficial interest in an unrestricted global Note (the "Public Global Note") deposited with DTC and registered in the name of Cede, as the nominee of DTC. The 144A Global Note, the Regulation S Global Note, the Institutional Accredited Investor Global Note and the Public Global Note are
referred to as the Global Notes.   Except as set forth below, the record
ownership of a Global Note may be transferred in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

    A Holder may hold its interest in a Global Note directly through DTC if such holder is a participant in DTC or indirectly through organizations that are participants in DTC (the "Participants"). Holders who are not Participants may beneficially own interests in a Global Note held by DTC only through Participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of a Global Note, Cede for all purposes will be considered the sole holder of a Global Note. Owners of beneficial interests in a Global Note are entitled to have certificates registered in their names and to receive physical delivery of certificates in definitive form (a "Definitive Note").

  Non-U.S. Persons may hold their interests in Notes represented by the Regulation S Global Note through Cedel Bank or Euroclear, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Non-U.S. Persons may also hold such beneficial interests through organizations other than Euroclear and Cedel Bank that are participants in the DTC system. Cedel Bank and Euroclear will hold interests in the Notes represented by the Regulation S Global Note on behalf of their participants through customers' securities accounts in Cedel Bank's or Euroclear's respective names on the books of their respective depositories, which in turn will hold such interest in Notes represented by the Regulation S Global Note in customers' securities accounts in the depositories' names on the books of DTC.

    Payments of interest on and the redemption and repurchase price of the Global Notes have been and will be made to Cede, the nominee for DTC, as registered owner of the Global Notes, by wire transfer of immediately available funds on each interest payment date, each redemption date and each repurchase date, as applicable. None of the Company, the Trustee or any paying agent has or will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Payments of interest on and the redemption and repurchase price of the Definitive Notes have been and will be paid by check mailed to such holders entitled thereto on each interest payment date, each redemption date and each repurchase date, as applicable.

    The Company has been informed by DTC that, with respect to any payment of interest on, or the redemption or repurchase price of, the Global Notes, DTC's practice is to credit Participants' accounts on the payment date, redemption date or repurchase date, as applicable, with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by the applicable Global Note as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in the principal amount represented by a Global Note held through such Participant is the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

  Definitive Notes. A Holder of Notes that so requests will be issued Notes in the form of a Definitive Note and such interest in the Notes will not be represented by a Global Note. Furthermore, Definitive Notes may be issued in exchange for Notes represented by a Global Note if no successor depositary is appointed by the Company as set forth above.

CONVERSION OF NOTES

    The holders of Notes are entitled at any time through the close of business October 11, 2002, subject to prior redemption or repurchase, to convert any Notes or portions thereof (in denominations of $1,000 in principal amount or integral multiples thereof) into Common Stock at a conversion price of $27.668 per share, subject to adjustment as described below; provided that in the case of Notes called for redemption, conversion rights will expire immediately prior to the close of business on the last business day before the date fixed for redemption, unless the Company defaults in payment of the redemption price. A Note (or portion thereof) in respect of which a holder is exercising its option to require repurchase upon a Change of Control may be converted only if such holder withdraws its election to exercise such repurchase option in accordance with the terms of the Indenture.

    Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends paid on any Common Stock issued. Holders of Notes at the close of business on a record date will be entitled to receive the interest payable on such Note on the corresponding interest payment date. However, Notes surrendered for conversion after the close of business on a record date, and before the opening of business on the corresponding interest payment date must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted (unless such Note is subject to redemption on a redemption date between such record date and the close of business on the corresponding interest payment date). The interest payment with respect to a Note called for redemption on a date during the period from the close of business on or after any record date to the close of business on the business day following the corresponding interest payment date will be payable on the corresponding interest payment date to the registered holder at the close of business on that record date (notwithstanding the conversion of such Note before the close of business on the corresponding interest payment date) and a holder of Notes who elects to convert need not include funds equal to the interest to be paid. The Company is not required to issue fractional shares of Common Stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the closing price of the Common Stock on the last business day prior to the date of conversion.

    The conversion price is subject to adjustment (under formulae set forth in the Indenture) upon the occurrence of certain events, including: (i) the issuance of Common Stock as a dividend or distribution on the outstanding Common Stock, (ii) the issuance to all holders of Common Stock of certain rights, options or warrants entitling them (for a period expiring within 45 days after the date fixed for determination of stockholders entitled to receive such rights, options or warrants) to purchase Common Stock at less than the current market price, (iii) certain subdivisions, combinations and reclassifications of Common Stock, (iv) distributions to all holders of Common Stock of capital stock of the Company (other than Common Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to in clauses (i) and (ii) above and dividends and distributions in connection with the liquidation, dissolution or winding up of the Company and dividends and distributions paid exclusively in cash), (v) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv) or in connection with a consolidation, merger or sale of assets of the Company as referred to in clause
(ii) of the second paragraph below) to all holders of Common Stock in an aggregate amount that, together with (x) all other all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (y) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 20% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution and
(vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries which involves an aggregate consideration that, together with (x) any cash and the fair market value of any other consideration payable in any other tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made and (y) the aggregate amount of any all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 20% of the Company's market capitalization on the expiration of such tender offer. No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

    No adjustment will be made pursuant to clause (iv) of the preceding paragraph if the Company makes proper provision for each holder of Notes who converts a Note to receive, in addition to the Common Stock issuable upon such conversion, the kind and amount of assets (including securities) if such holder had been a holder of the Common Stock at the time of the distribution of such assets or securities. Rights, options or warrants distributed by the Company to all holders of the Common Stock that entitle the holders thereof to purchase shares of the Company's capital stock and that, until the occurrence of an event (a "Triggering Event"), (i) are deemed to be transferred with the Common Stock,
(ii) are not exercisable and (iii) are also issued in respect of future issuances of Common Stock, shall not be deemed to be distributed until the occurrence of the Triggering Event.

    In the case of (i) any reclassification or change of the Common Stock (other than changes in par value or from par value to no par value or resulting from a subdivision or a combination) or (ii) a consolidation or merger involving the Company or a sale or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety (determined on a consolidated basis), in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Notes then outstanding will be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets that they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, sale or conveyance, after giving effect to any adjustment event, assuming that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of non-electing shareholders.

    In the event of a taxable distribution to holders of Common Stock (or other transaction) that results in any adjustment of the conversion price, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to the U.S. income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock.

    The Company from time to time may, to the extent permitted by law, reduce the conversion price by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Company deems advisable to avoid or diminish any income tax to its stockholders resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

SUBORDINATION

    The payment of all Obligations (defined below) is, to the extent set forth in the Indenture, subordinated in right of payment to the prior payment in full, in cash or cash equivalents, of all Senior Indebtedness (defined below). Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding related to the Company or its property, in an assignment for the benefit of creditors or any marshaling of the Company's assets and liabilities, the holders of all Senior Indebtedness will first be entitled to receive payment in full, in cash or cash equivalents, of all amounts due or to become due thereon before the holders of the Notes will be entitled to receive any payment or distribution of any kind or character, whether in cash, cash equivalents, property or securities, on or in respect of the Obligations, or for the acquisition of any of the Notes for cash, cash equivalents, property or securities; and until all such amounts due or to become due with respect to all Senior Indebtedness are first paid in full, in cash or cash equivalents, any payment or distribution to which the holders of the Notes would be entitled but for the subordination provisions of the Indenture will be made to the holders of Senior Indebtedness as their interests may appear.

    The Company also may not make any payment upon or in respect of the Notes or to acquire any of the Notes for cash, cash equivalents, property, securities or otherwise if (a) a default in the payment of any obligations (a "Payment Default") on Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (b) any default occurs and is continuing with respect to any Senior Indebtedness resulting in the acceleration of maturity of all or any portion of such Senior Indebtedness. In addition, no payment on any of the Obligations shall be made if, and the Company shall not acquire any Notes while, any other default (a "non-payment default") occurs and is continuing (or would occur upon any payment or distribution with respect to the Obligations) with respect to Senior Indebtedness that permits holders of the Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Bank Representative (defined below) or the representative or representatives of holders of at least a majority in principal amount of Senior Indebtedness then outstanding. Payments on the Notes may and shall be resumed (i) in the case of a Payment Default, upon the date on which such default is cured or waived, or (ii) in the case of a non-payment default, 179 days after the date on which the applicable Payment Blockage Notice is received (or sooner, if such default is cured or waived), unless the maturity of any Senior Indebtedness has been accelerated. No new period of payment blockage may be commenced by a creditor within 360 days after the receipt by the Trustee of any prior Payment Blockage Notice by or on behalf of such creditor. No non-payment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice, unless such non-payment default shall have been cured or waived for a period of not less than 90 consecutive days.

  "Bank Representative" means the agent or representative in respect of the Designated Senior Indebtedness (defined below); provided that if, and for so long as, the Designated Senior Indebtedness lacks such a representative, then the Bank Representative for the Designated Senior Indebtedness shall at all times constitute the holders of a majority in outstanding principal amount of the Designated Senior Indebtedness.

  "Designated Senior Indebtedness" means Senior Indebtedness under or in respect of the Company's revolving credit facility as the same and related documents have been or may be amended, modified, renewed, extended, supplemented or restated from time to time, in whole or in part (and without limitation as to amount, terms, conditions, covenants and other provisions) and any agreements hereafter entered into in renewal, extension, supplement, restatement, replacement or other modification thereof, whether the Company is a borrower or guarantor thereunder and whether with any other agent, lender or group of lenders.

  "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, expenses, damages and other liabilities payable under, or with respect to, the Notes or the Indenture, or both.

  "Senior Indebtedness" means the principal of, premium, if any, interest (including post-petition interest) on, and any other obligation or liability in respect of, and any fees, costs, expenses and any other amounts (including indemnity payments) related to the following, whether outstanding on the date of the Indenture or thereafter incurred, assumed, arising, guaranteed, issued or created: (a) indebtedness, matured or unmatured, whether or not contingent, of the Company for money borrowed evidenced by notes or other written obligations;
(b) any foreign exchange contract, option, hedge, interest rate contract, interest rate swap agreement or other similar agreement or arrangement designed to protect the Company or any of its subsidiaries against fluctuations in currency or interest rates; (c) indebtedness, matured or unmatured, whether or not contingent, of the Company evidenced by notes, debentures, bonds or similar instruments, letters of credit or bankers' acceptances (or reimbursement agreements in respect thereof); (d) obligations of the Company as lessee under capitalized leases and under leases of property made as part of any sale and leaseback transactions; (e) the Designated Senior Indebtedness; (f) indebtedness of others of any of the kinds described in the preceding clauses (a) through (e) assumed or guaranteed by the Company and (g) renewals, extensions, modifications, amendments, replacements, substitutions and refinancings of, and indebtedness and obligations of a successor person issued in exchange for or in replacement of, indebtedness or obligations of the kinds described in the preceding clauses (a) through (f), unless the agreement pursuant to which any such indebtedness described in clauses (a) through (g) is created, issued, assumed or guaranteed expressly provides that such indebtedness is not senior or superior in right of payment to the Notes; provided, however, that the following shall not constitute Senior Indebtedness: (i) any indebtedness or obligation of the Company in respect of the Notes; (ii) any indebtedness of the Company to any of its subsidiaries or other affiliates; (iii) any indebtedness that is subordinated or junior in any respect to any other indebtedness of the Company other than indebtedness described in clauses (a) through (g) above; and (iv) any indebtedness incurred for the purchase of goods or materials in the ordinary course of business. In the event that the Trustee (or paying agent if other than the Trustee) or any holder receives any payment or distribution with respect to the Obligations at a time when such payment or distribution is prohibited under the Indenture, such payment or distribution shall be held in trust for the benefit of, and shall be paid over and delivered to, the holders of Senior Indebtedness or their representative as their respective interests may appear. After all Senior Indebtedness is first paid in full, in cash or cash equivalents, and until the Notes are paid in full, holders shall be subrogated (equally and ratably with all other Indebtedness pari passu with the Notes) to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness to the extent that distributions otherwise payable to the holders have been applied to the payment of Senior Indebtedness.

     At July 31, 2001, the Company had $4,143,633 of Senior Indebtedness outstanding under the revolving credit facility, although the Company's subsidiaries had approximately $181,483,942 of trade payables outstanding. The revolving credit facility provides for maximum borrowings of $40 million, subject to a borrowing base. The Indenture does not limit the amount of additional indebtedness that the Company or its subsidiaries can create, incur, assume or guarantee.

    Because of these subordination provisions, in the event of a liquidation or insolvency of the Company or any of its subsidiaries, holders of Notes may recover less, ratably, than the holders of Senior Indebtedness.

    No provision contained in the Indenture or the Notes will affect the obligation of the Company, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the Notes. The subordination provisions of the Indenture and the Notes will not prevent the occurrence of any Default (defined below) or Event of Default (defined below) under the Indenture or limit the rights of the Trustee or any other holder, subject to the provisions of this subsection entitled "Subordination," to pursue any other rights or remedies with respect to the Notes.

OPTIONAL REDEMPTION BY THE COMPANY

    The Notes may be redeemed at the Company's option on at least 30 but not more than 60 days' notice, in whole at any time or in part from time to time, for 101% of the principal amount, together with accrued interest to the date fixed for redemption.

    If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed in principal amounts of $1,000 or integral multiples thereof by lot or, in its discretion, on a pro rata basis. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's Notes is selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption. No sinking fund is provided for the Notes.

CHANGE OF CONTROL

    Upon the occurrence of a Change of Control (defined below), each holder of Notes shall have the right to require that the Company repurchase such holder's Notes in whole or in part in integral multiples of $1,000, at a purchase price in cash in an amount equal to 101% of the principal amount thereof, together with accrued and unpaid interest to the date of purchase, pursuant to an offer (the "Change of Control Offer") made in accordance with the procedures described below and the other provisions of the Indenture.

    A "Change of Control" means an event or series of events in which (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than an Excluded Person (defined below), acquires "beneficial ownership" (as determined in accordance with Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company (the "Voting Stock") or (ii) the Company consolidates or merges with any other corporation or business entity, or conveys, transfers or leases all or substantially all of its assets to any person, unless the shareholders of the Company immediately before such transaction own, directly or indirectly, at least 51% of the combined voting power of the outstanding voting securities of the corporation or business entity resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction; provided, that a Change of Control shall not be deemed to have occurred if either (i) the closing price per share of the Common Stock for any 5 trading days within the period of 10 consecutive trading days ending immediately after the announcement of such Change of Control transaction shall equal or exceed 105% of the conversion price of the Notes in effect on the trading day on which such announcement is made or (ii) at least 90% of the consideration in the Change of Control transaction consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market System, and as a result of such transaction, the Notes become convertible solely into such common stock; and provided further that no Change of Control shall be deemed to have occurred from a transfer of the Company's voting securities by Alan H. Goldfield to (v) a member of his immediate family (within the meaning of Rule 16a-1(e) of the Exchange Act) either during his lifetime or by will or the laws of descent and distribution; (w) any trust as to which he or a member (or members) of his immediate family is the beneficiary; (x) any trust as to which he is the settlor with sole power to revoke; (y) any entity over which he has the power, directly or indirectly, to direct or cause the direction of the management and policies of the entity, whether through the ownership of voting securities, by contract or otherwise; or
(z) any charitable trust, foundation or corporation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code") that is funded by him.

    "Excluded Person" means (a) a trustee or other fiduciary holding securities under an employee benefit plan of the Company and acting in such capacity, and
(b) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of voting securities of the Company.

    Within 30 days following any Change of Control, unless the Company has given the holders notice of its intention to redeem the Notes pursuant to the provisions of the subsection entitled "Optional Redemption by the Company," the Company shall send by first-class mail, postage prepaid, to the Trustee and to each holder of Notes, at such holder's address appearing in the security register, a notice stating, among other things, that a Change of Control has occurred, the purchase price, the purchase date, which shall be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed, and certain other procedures that a holder of Notes must follow to accept a Change of Control Offer or to withdraw such acceptance.

    The Company will comply, to the extent applicable, with the requirements of Rule 13e-4 and 14e-1 under the Exchange Act and other securities laws or regulations in connection with the repurchase of the Notes as described above.

    The Indenture requires that in the event of a Change of Control, prior to the mailing of the notice to the holders of the Notes, but in any event within 30 days following any Change of Control, the Company covenants to (i) repay in full all of the Designated Senior Indebtedness and terminate all commitments thereunder or offer to do so and repay the Designated Senior Indebtedness and terminate all commitments of each lender who has accepted such offer or (ii) obtain the requisite consent under the Designated Senior Indebtedness to permit the repurchase of the Notes as described above. The Company must first comply with the covenant described in the preceding sentence before it shall be required to purchase Notes in the event of a Change of Control.

    The occurrence of certain of the events that would constitute a Change of Control may constitute a default under the revolving credit facility. Future indebtedness of the Company may contain prohibitions of certain events which would constitute a Change of Control or require the Company to offer to repurchase such indebtedness upon a Change of Control. Moreover, the exercise by the holders of Notes of their right to require the Company to purchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such purchase on the Company. Finally, the Company's ability to pay cash to holders of Notes upon a purchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. Furthermore, the Change of Control provisions may in certain circumstances make more difficult or discourage a takeover of the Company and the removal of the incumbent management.

MERGER, CONSOLIDATION AND SALE OF ASSETS

    The Company shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets (determined on a consolidated basis) whether in a single transaction or a series of related transactions, to any person unless: (i) either the Company is the resulting or surviving person, or unless the resulting or surviving person or the person to whom such assets are transferred (in each case, the "Successor Company") is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia, and the Successor Company (if not the Company) expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Indenture and the Notes, including the conversion rights described above under "Conversion of Notes," (ii) immediately after giving effect to such transaction no Event of Default has happened and is continuing and (iii) the Company delivers to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

EVENTS OF DEFAULT AND REMEDIES

    An Event of Default is defined in the Indenture as being: (i) any default in payment of the principal of or premium, if any, on the Notes when due at maturity, upon redemption or otherwise, including failure by the Company to purchase the Notes when required as described under "Change of Control" (whether or not such payment shall be prohibited by the subordination provisions of the Indenture); (ii) any default for 30 days in payment of any installment of interest on the Notes (whether or not such payment shall be prohibited by the subordination provisions of the Indenture); (iii) any default by the Company for 60 days after notice in the observance or performance of any other covenants in the Indenture; (iv) an event of default occurs under any mortgage, indenture, guarantee or instrument under which indebtedness of the Company or any of its subsidiaries is issued, secured or evidenced or payment is guaranteed, which default is caused by a Payment Default at final maturity or results in the acceleration of such indebtedness prior to its expressed maturity and the total principal amount of such indebtedness unpaid or accelerated exceeds $10.0 million and such Payment Default shall not have been cured or such acceleration rescinded within a ten-day period; (v) any judgment or decree for the payment of money in excess of $20.0 million (to the extent not covered by insurance) is rendered against the Company or one of its subsidiaries and such judgment or decree shall remain undischarged or unstayed for a period of 60 days from entry thereof; or (vi) certain events involving bankruptcy, insolvency or reorganization of the Company or a significant subsidiary, as defined in Rule 1-02 of Regulation S-X, promulgated under the Securities Act. The Indenture provides that the Trustee may withhold notice to the holders of Notes of any default (except in payment of principal, premium, if any, or interest with respect to the Notes) if the Trustee in good faith considers it in the interest of the holders of Notes to do so.

    The Indenture provides that if any Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of and premium, if any, and accrued interest on the Notes to be due and payable immediately, but if the Company shall cure all defaults (except the non-payment of interest on, premium, if any, and principal of any Notes which shall have become due by acceleration) and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the holders of a majority in principal amount of Notes then outstanding.

    If the payment of the Notes is accelerated because of an Event of Default, the Company shall promptly notify the holders of the Designated Senior Indebtedness or the Bank Representative. The Company may not pay the Notes until five business days after such holders or the Bank Representative receive notice of such acceleration and, thereafter, may pay the Notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

    The holders of a majority in principal amount of the Notes then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture. The Indenture provides that, subject to the duty of the Trustee following an Event of Default to act with the required standard of care, the Trustee will not be under an obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless the Trustee receives satisfactory indemnity against any associated loss, liability or expense.

SATISFACTION AND DISCHARGE; DEFEASANCE

    The Indenture will cease to be of further effect as to all outstanding
Notes (except as to (i) rights of registration of transfer and exchange and the Company's right of optional redemption; (ii) substitution of apparently mutilated, defaced, destroyed, lost or stolen Notes; (iii) rights of holders of Notes to receive payments of principal of, premium, if any, and interest on, the Notes; (iv) rights of holders of Notes to convert to Common Stock; (v) rights, obligations and immunities of the Trustee under the Indenture and (vi) rights of the holders of Notes as beneficiaries of the Indenture with respect to the property so deposited with the Trustee payable to all or any of them), if (A) the Company will have paid or caused to be paid the principal of, premium, if any, and interest on the Notes as and when the same will have become due and payable or (B) all outstanding Notes (except lost, stolen or destroyed Notes which have been replaced or paid) have been delivered to the Trustee for cancellation or (x) the Notes not previously delivered to the Trustee for cancellation will have become due and payable or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee upon delivery of notice and
(y) the Company will have irrevocably deposited with the Trustee, in trust, cash, in an amount sufficient to pay principal of, premium, if any, and interest on the outstanding Notes, to maturity or redemption, as the case may be. Such trust may only be established if such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument pursuant to which the Company is a party or by which it is bound and the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions related to such satisfaction and discharge have been complied with.

    The Indenture will also cease to be in effect (except as described in clauses (i) through (vi) in the immediately preceding paragraph) and the indebtedness on all outstanding Notes will be discharged on the 123rd day after the irrevocable deposit by the Company with the Trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of Notes, of cash, U.S. government obligations or a combination thereof, in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay the principal of, premium, if any, and interest on the Notes then outstanding in accordance with the terms of the Indenture and the Notes ("legal defeasance"). Such legal defeasance may only be effected if (i) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Company is a party or by which it is bound, (ii) the Company has delivered to the Trustee an opinion of counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, based thereon, the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge by the Company and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, (iii) the Company has delivered to the Trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and (iv) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions related to the defeasance have been complied with.

    The Company may also be released from its obligations under the covenants described above under "Change of Control" and "Merger, Consolidation and Sale of Assets" with respect to the Notes outstanding on the 123rd day after the irrevocable deposit by the Company with the Trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of Notes, of cash, U.S. government obligations or a combination thereof, in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay the principal of, premium, if any, and interest on the Notes then outstanding in accordance with the terms of the Indenture and the Notes ("Covenant Defeasance"). Such Covenant Defeasance may only be effected if (i) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Company is a party or by which it is bound, (ii) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel to the effect that the holders of Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance by the Company and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and Covenant Defeasance had not occurred, (iii) the Company has delivered to the Trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and (iv) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions related to the Covenant Defeasance have been complied with. Following such covenant defeasance, the Company will no longer be required to comply with the obligations described above under "Merger, Consolidation and Sale of Assets" and will have no obligation to repurchase the Notes pursuant to the provisions described under "Change of Control."

    Notwithstanding any satisfaction and discharge or defeasance of the Indenture, the obligations of the Company described under "Conversion of Notes" will survive to the extent provided in the Indenture until the Notes cease to be outstanding.

MODIFICATIONS OF THE INDENTURE

    The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of Notes, except that no such modification shall (i) extend the fixed maturity of any Note, reduce the rate or extend the time of payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption thereof, change the obligation of the Company to offer to repurchase the Notes upon the happening of a Change of Control, impair or affect the right of a holder to institute suit for the payment thereof, change the currency in which the Notes are payable, modify the subordination provisions of the Indenture in a manner adverse to the holders of Notes or impair the right of holders to convert the Notes into Common Stock subject to the terms set forth in the Indenture, without the consent of the holder of each Note so affected or
(ii) reduce the aforesaid percentage of Notes, without the consent of the holders of all of the Notes then outstanding.

CONCERNING THE TRUSTEE

    The Bank of New York, the Trustee under the Indenture, has been appointed by the Company as the paying agent, conversion agent, registrar and custodian with regard to the Notes. The Trustee and/or its affiliates may in the future provide banking and other services to the Company in the ordinary course of their respective businesses. The Trustee is also acting as the Exchange Agent with respect to the Exchange Offer.

                    CERTAIN UNITED STATES FEDERAL INCOME TAX
                          CONSEQUENCES TO NOTEHOLDERS

    The following is a summary of the material United States federal income tax consequences relating to the Exchange Offer and the ownership and disposition of the Common Stock received in the Exchange Offer. This discussion does not purport to address all aspects of United States federal income taxation that may be relevant to particular holders in light of their personal circumstances or the effect of any applicable state, local or foreign tax laws. The discussion assumes that the Notes are held, and the Common Stock will be held, as "capital assets" within the meaning of Section 1221 of the Code.

    This discussion is based upon provisions of the Code, the Treasury Regulations, and judicial and administrative interpretations of the Code and Treasury Regulations, all as in effect as of the date hereof, and all of which are subject to change (possibly on a retroactive basis) or different interpretation. There can be no assurance that the Internal Revenue Service (the "Service") will not challenge one or more of the tax consequences described herein. The Company has not obtained, nor does it intend to obtain, a ruling from the Service with respect to the United States federal income tax consequences of the Exchange Offer.

    Investors considering the exchange of Notes in the Exchange Offer are urged to consult their own tax advisors to determine their particular tax consequences of exchanging Notes in the Exchange Offer and the ownership and disposition of the Common Stock under United States federal and applicable state, local and foreign tax laws.

    As used herein, a "U.S. holder" means a beneficial holder of Notes or Common Stock received in the Exchange Offer that is a citizen or resident (within the meaning of Section 7701(b) of the Code) of the United States, a corporation, partnership or other entity formed under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source and a trust subject to the primary supervision of a court within the United States and the control of a United States fiduciary as described in Section 7701(a)(30) of the Code or any other person whose income or gain with respect to a Note is effectively connected with the conduct of a United States trade or business. A "non-U.S. holder" is any holder other than a U.S. holder.

TREATMENT OF EXCHANGE OFFER

    You will recognize interest income with respect to the payments you receive from us for interest that has accrued on your Notes through the date of the exchange, provided that you did not previously include such interest in income. If you have already included the accrued interest in income, you will not recognize any additional income as a result of the consideration received as payment for accrued interest on the Notes.

    The tax treatment of a U.S. holder's exchange of Notes for Common Stock pursuant to the Exchange Offer will depend on whether that exchange is treated as a recapitalization. The exchange will be treated as a recapitalization only if both the Notes and the Common Stock constitute "securities," within the meaning of the provisions of the Code governing reorganizations. The characterization of the Notes, in turn, depends upon the facts and circumstances surrounding the origin and nature of the Notes and upon the interpretation of numerous judicial decisions. The term of a debt instrument is usually the most significant factor in determining whether it qualifies as a security.
Generally, a debt instrument with a term of ten years or more is treated as a security. Debt instruments with maturities ranging between five and ten years are often held to be securities. Debt instruments with a five year term or less rarely qualify as securities.

    If the exchange of Notes for Common Stock constitutes a recapitalization, a U.S. holder will not recognize loss on the exchange, but may recognize gain up to the amount of cash received in the exchange that is not related to interest, to the extent that the fair market value of the Common Stock plus cash not used to pay accrued interest exceeds the U.S. holder's adjusted tax basis of the Notes exchanged. A U.S. holder will receive a tax basis in the Common Stock equal to the U.S. holder's adjusted tax basis in the Notes exchanged for the Common Stock less the excess of the amount of cash received in the exchange over any gain recognized in the exchange. The U.S. holder's holding period for the Common Stock will include the period that the U.S. holder held the Notes.

    If the exchange of Notes for Common Stock does not constitute a recapitalization, a U.S. holder generally will recognize gain or loss on the exchange of Notes for Common Stock equal to the difference between (i) the sum of the cash and the fair market value of the Common Stock received and (ii) the U.S. holder's adjusted tax basis in the Notes. A U.S. holder will receive a tax basis in the Common Stock equal to the fair market value of the Common Stock, and the U.S. holder's holding period for the Common Stock will commence on the date after the Exchange Offer is completed.

    Any gain or loss recognized by a U.S. holder will be long-term capital gain or loss if the U.S. holder has held the Notes as capital assets for more than one year. However, under the market discount rules, any gain recognized by a U.S. holder will be ordinary income to the extent of the accrued market discount that has not previously been included in income.

    A non-U.S. holder generally will not recognize gain or loss for United States federal income tax purposes on the exchange of Notes for Common Stock, except in the instances comparable to those described in "Non-U.S. holders - Gain on disposition of the Common Stock" with respect to sales of the Common Stock.

    For United States federal income tax purposes, the Exchange Offer should generally be considered to take place on the expiration date.

SALE, EXCHANGE OR RETIREMENT OF THE COMMON STOCK

    A U.S. holder generally will recognize gain or loss on the sale, exchange or retirement of Common Stock equal to the difference between the amount realized on the sale, exchange or retirement of the Common Stock and the U.S. holder's adjusted tax basis in the Common Stock. Any gain or loss recognized on the sale, exchange or retirement of Common Stock will generally be long-term capital gain or loss if the U.S. holder has held the Common Stock as a capital asset for more than one year, other than amounts attributable to accrued market discount thereon that has not previously been included in income. For these purposes, any market discount that the U.S. holder had in the Notes that had not been previously included in income will be considered to be market discount with respect to the Common Stock.

DIVIDENDS

    Distributions, if any, paid on the Common Stock, to the extent made from our current or accumulated earnings and profits, will be included in a U.S. holder's income as ordinary income as they are paid.

NON-U.S. HOLDERS

    The following discussion is a summary of the principal United States federal income and estate tax consequences resulting from the ownership of the Common Stock by non-U.S. holders.

Gain on Disposition of the Common Stock

    Provided that we are at no time a United States real property holding corporation within the meaning of Section 897(c) of the Code (a "USRPHC"), a non-U.S. holder generally will not be subject to United States federal income tax on gain or income realized on the sale, exchange or redemption of Common Stock, unless in the case of an individual non-U.S. holder, such holder either:

    . is present in the United States for 183 days or more in the year of such sale, exchange or redemption, has a "tax home" in the United States and the gain is not attributable to an office or other fixed place of business maintained by such non-U.S. holder outside of the United States, or

    . has gain from the disposition of Common Stock that is attributable to an office or other fixed place of business in the United States.

       Even if we are determined to be a USRPHC, a non-U.S. holder not described in the preceding sentence will not be subject to United States federal income tax on any such gain or income provided that such holder does not actually or constructively own more than 5% of the Common Stock and does not own, on any date on which the holder acquires Common Stock, Common Stock with an aggregate value of 5% or more of the aggregate value of the outstanding Common Stock on such date. The Company believes that it is not presently a USRPHC, but there can be no assurance that it will not become a USRPHC in the future.

DIVIDENDS

       Dividends, if any, paid on the Common Stock to a Non-U.S. holder generally will be subject to a 30% United States federal withholding tax, subject to reduction for non-U.S. holders eligible for the benefits of certain income tax treaties. Common Stock held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will be included in the individual's gross estate subject to reduction of such estate tax if the individual is eligible for the benefits of an estate tax treaty.

INFORMATION REPORTING AND BACKUP WITHHOLDING

       Payments of dividends on the Common Stock to certain non-corporate holders generally will be subject to information reporting and possibly to "backup withholding" at a rate of 30.5%. Information reporting and backup withholding will not apply, however, to payments made on the Common Stock if such payments are subject to the 30% (or reduced treaty rate) withholding tax described above under "Non-U.S. Holders - Dividends".

       Payment of proceeds from the sale of Common Stock to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding. Payment outside the United States of the proceeds of the sale of Common Stock to or through a foreign office of a "broker" (as defined in applicable Treasury Regulations) will not be subject to information reporting or backup withholding, except that, if the broker is a U.S. person, a controlled foreign corporation for United States tax purposes or a foreign person 50 percent or more of whose gross income is from a United States trade or business, information reporting will apply to such payment unless the broker has documentary evidence in its records that the beneficial owner is not a U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption.

       Any amounts withheld from a payment to a non-U.S. holder under the backup withholding rules will be allowed as a credit against such holder's United States federal income tax, and may entitle such holder to a refund, provided that the required information is furnished to the Service.

                   CERTAIN UNITED STATES FEDERAL INCOME TAX
                          CONSEQUENCES TO THE COMPANY

     The following discussion is a general description of certain possible U.S. federal income tax consequences to the Company that may result from the Exchange Offer. The actual U.S. federal income tax effect may vary depending upon circumstances in existence at the time these taxes are determined.

     Treatment of Possible Cancellation of Indebtedness Income. If the fair market value of the Common Stock and cash to be issued by the Company in the Exchange Offer (excluding amounts paid with respect to accrued interest) is less than the principal amount of Notes exchanged therefor, the Company will recognize cancellation of indebtedness income. If the Company recognizes cancellation of indebtedness income in connection with the Exchange Offer and, immediately before the date of the Exchange Offer, (i) the Company is "solvent" (i.e., the fair market value of the Company's assets exceeds the amount of its liabilities) by an amount that equals or exceeds the amount of cancellation of indebtedness income, then the Company will include the amount of the cancellation of indebtedness income in its income for federal income tax purposes, (ii) the Company is solvent by an amount that is less than the amount of the cancellation of indebtedness income, then the Company will include in its income for federal income tax purposes a portion of the cancellation of indebtedness income that equals the amount by which the Company is solvent; the remaining amount of the cancellation of indebtedness income will be excluded from the Company's income, or (iii) the Company is insolvent, then the Company will exclude from its income for federal income tax purposes the entire amount of the cancellation of indebtedness income. If the Company excludes cancellation of indebtedness income from its income as described above, the Company will be required to reduce certain of its tax attributes, including net operating loss and foreign tax credit carryovers and the Company's adjusted tax basis in its assets, by an amount equal to the amount of the cancellation of indebtedness income that is excluded from the Company's income. The Company believes that its tax attributes should be sufficient to offset fully any cancellation of indebtedness income arising from the Exchange Offer even if its existing tax attributes have been or become subject to a limitation as a result of an ownership change.

     Limitation on Use of Net Operating Loss Carryovers. At May 31, 2001, the Company had net operating loss and foreign tax credit carryovers of approximately $65 million and $1.3 million, respectively, for U.S. federal income tax purposes that are available to reduce future federal income tax. To the extent not used, the net operating loss and foreign tax credit carryovers expire in varying amount beginning in 2018 and 2002, respectively.

       The Company's ability to use its net operating loss and foreign tax credit carryovers to reduce future U.S. federal income tax, if any, may be limited because the Company will be deemed to have undergone an "ownership change" (i.e., a more than fifty percentage point change in the ownership of the Company's stock) in connection with the Exchange Offer or certain previous transactions involving transfers of the Company's stock. A corporation that undergoes an ownership change is subject to limitations on the amount of its net operating loss and foreign tax credit carryovers that may be used to offset the corporation's federal income tax following the ownership change. In addition, the use of certain other deductions attributable to events occurring in periods before an ownership change that are claimed within a five year period after the ownership change may also be limited (such "built-in deductions," together with net operating loss carryovers, known as "pre-change losses"). As a result, the Company's ability to use pre-change losses and foreign tax credits will be subject to a limitation and may result in accelerated or additional tax payments which, with respect to taxable periods after November, 2001, could have a material adverse impact in the Company's consolidated financial position or results of operations. At this time, management does not believe it will be necessary to provide an additional valuation allowance against the realizability of the net operating loss and foreign tax credit carryovers of the Company upon the consummation of the proposed transactions.

                         UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL INFORMATION

       The following unaudited pro forma condensed consolidated balance sheet and statements of operations have been derived by the application of pro forma adjustments to the historical consolidated balance sheet at May 31, 2001, and statements of operations for the six months ended May 31, 2001, and the year ended November 30, 2000, of the Company incorporated by reference into this prospectus. See the section of this prospectus titled "Incorporation of Documents by Reference."

       The unaudited pro forma condensed consolidated statements of operations for the fiscal year ended November 30, 2000, and for the six months ended May 31, 2001, give effect to the Exchange Offer as if it had occurred at the beginning of the earliest period presented. The unaudited pro forma condensed consolidated balance sheet as of May 31, 2001, gives effect to the Exchange Offer as if it had occurred on May 31, 2001.

       The following unaudited pro forma consolidated financial information gives effect to the Exchange Offer and related adjustments, where indicated, assuming that 100% of the principal amount of Notes currently outstanding are tendered and exchanged pursuant to the Exchange Offer. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The Company has accounted for the exchange as a troubled debt restructuring due to the Company's current and prospective financial situation and the concessions the Noteholders will make in accepting the Exchange Offer.

       The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed consolidated balance sheet and statements of operations should not be considered indicative of actual results that would have been achieved had the Exchange Offer been consummated on the dates or for the periods indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The unaudited pro forma condensed balance sheet and statements of operations should be read in conjunction with our historical consolidated financial statements and related notes incorporated by reference into this prospectus.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               AS OF MAY 31, 2001

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                             Pro Forma (a)
                                                                                      --------------------------
                                                                         Historical     Adjustments      Results
                                                                        -----------   -------------     --------
Assets
Current Assets:
     Cash and cash equivalents....................................       $  44,164            (938)/b/   43,226
     Restricted cash..............................................          41,312               -       41,312
     Accounts receivable (less allowance for doubtful
        accounts of $56,813)......................................         218,838               -      218,838
     Inventories..................................................         165,911               -      165,911
     Deferred income tax assets...................................          33,672               -       33,672
     Prepaid expenses.............................................          16,899               -       16,899
                                                                         ---------        --------      -------
          Total current assets....................................         520,796            (938)     519,858
Property and equipment, net.......................................          18,012               -       18,012
Goodwill (less accumulated amortization of $6,695)................          22,670               -       22,670
Deferred income tax assets........................................          14,314               -       14,314
Other assets......................................................           9,903          (1,208)/c/    8,695
                                                                         ---------        --------      -------
     Total assets.................................................       $ 585,695          (2,146)     583,549
                                                                         =========        ========      =======
Liabilities and Stockholders' Equity
Current Liabilities:
     Accounts payable.............................................       $ 161,005               -      161,005
     Notes payable to financial institutions......................          57,708          22,000 /d/   79,708
     Accrued expenses.............................................          19,741            (938)/b/   18,803
     Income taxes payable.........................................           5,187             394 /e/    5,581
     Deferred income tax liabilities..............................              13               -           13
                                                                         ---------        --------      -------
          Total current liabilities...............................         243,654          21,456      265,110
     Long-term debt...............................................         150,000        (150,000)/f/        -
                                                                         ---------        --------      -------
Total liabilities.................................................         393,654        (128,544)     265,110
                                                                         ---------        --------      -------
Stockholders' Equity:
     Preferred stock, $.01 par value (5,000,000 shares authorized;
           none outstanding)......................................               -               -            -
     Common stock, $.01 par value (200,000,000 shares
          authorized; 60,142,221 issued and outstanding,
          respectively; 120,284,442 shares outstanding
          after Exchange Offer)...................................             602             602 /f/    1,204
     Additional paid-in capital...................................          81,298         125,095 /f/  206,393
     Accumulated other comprehensive loss - foreign currency
          translation adjustments.................................         (13,881)              -      (13,881)
     Retained earnings............................................         124,022             701 /f/  124,723
                                                                         ---------        --------      -------
     Total stockholders' equity...................................         192,041         126,398      318,439
                                                                         ---------        --------      -------
                                                                         $ 585,695          (2,146)     583,549
                                                                         =========        ========      =======

----------------------
(a) Reflects the pro forma presentation assuming 100% of the principal amount of Notes currently outstanding are tendered and exchanged pursuant to the Exchange Offer.
(b) Payment of interest accrued from April 15, 2001 (latest interest payment date through May 31, 2001).
(c)  Reflects removal of unamortized debt issuance costs related to the Notes.
(d) Reflects borrowing under the Company's bank facilities of cash necessary to pay the $20.0 million cash component of the Exchange Offer consideration and an estimated $2.0 million in costs of the Exchange Offer. As the amounts borrowed equal the amounts paid, there is no net effect on cash and cash equivalents.
(e)  Represents income taxes payable on the gain resulting from the Exchange
     Offer.
(f) Reflects the exchange of 60,142,221 shares of Common Stock (valued at $2.09 per share - the closing price on May 31, 2001) and $20.0 million in cash for the $150.0 million principal balance of the Notes and the recording of the resulting gain that is determined as follows (dollars in thousands):

          Principal amount of Notes              $ 150,000
          Value of exchange consideration         (145,697)
          Unamortized debt issuance costs           (1,208)
          Estimated costs of Exchange Offer         (2,000)
          Income taxes (36% of gain)                  (394)
                                                 ---------
          Gain                                   $     701
                                                 =========

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FISCAL YEAR ENDED NOVEMBER 30, 2000

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                 PRO FORMA (a)
                                                                                           -----------------------
                                                                            HISTORICAL     ADJUSTMENTS     RESULTS
                                                                            ----------     -----------     -------
 Revenues                                                                  $ 2,475,682               -    2,475,682
 Cost of sales......................................................         2,364,197               -    2,364,197
                                                                           -----------          ------    ---------
 Gross profit.......................................................           111,485               -      111,485
 Operating expenses:
  Selling, general and administrative expenses......................           169,232               -      169,232
  Impairment of assets..............................................            12,339               -       12,339
  Restructuring charge..............................................              (157)              -         (157)
                                                                           -----------          ------    ---------
 Operating income (loss)............................................           (69,929)              -      (69,929)
 Other income (expense):
  Interest expense..................................................           (19,113)          6,268/b/   (12,845)
  Equity in income (loss) of affiliated companies, net..............            (1,805)              -       (1,805)
  Gain on sale of assets............................................             6,200               -        6,200
  Other, net........................................................               932               -          932
                                                                           -----------          ------    ---------
 Total other income (expense).......................................           (13,786)          6,268       (7,518)
                                                                           -----------          ------    ---------
 Income (loss) before income taxes..................................           (83,715)          6,268      (77,447)
 Provision (benefit) for income taxes...............................           (20,756)          2,256/c/   (18,500)
                                                                           -----------          ------    ---------
 Net income (loss)..................................................       $   (62,959)          4,012      (58,947)
                                                                           ===========          ======    =========
 Net income (loss) per share:
  Basic.............................................................       $    (1.05)                        (0.49)
  Diluted...........................................................       $    (1.05)                        (0.49)
 Weighted average number of shares:
  Basic.............................................................            60,131          60,142      120,273
  Diluted...........................................................            60,131          60,142      120,273
 Ratio of earnings to fixed charges/d/..............................                 -                            -

________________
(a) Reflects the pro forma presentation assuming 100% of the principal amount of Notes currently outstanding are tendered and exchanged pursuant to the Exchange Offer.
(b) Reflects the net change in interest expense resulting from the Exchange Offer as follows (dollars in thousands):

          Elimination of interest effect of Notes:

          Interest....................................       $ 7,500
          Amortization of debt issuance costs.........           968
          Interest on additional bank facility
          borrowings at a weighted average
          interest rate of 10%........................        (2,200)
                                                             -------
                                                             $ 6,268
                                                             =======

(c)  Reflects the income tax effect of the above adjustments at a rate of 36%.
(d) For the year ended November 30, 2000, historical and pro forma, earnings were inadequate to cover fixed charges by $83.7 million and $77.4 million, respectively.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED MAY 31, 2001

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                                 PRO FORMA /a/
                                                                                           -----------------------
                                                                            HISTORICAL     ADJUSTMENTS     RESULTS
                                                                            ----------     -----------     -------
 Revenues.........................................................          $1,217,486               -    1,217,486
 Cost of sales....................................................           1,146,038               -    1,146,038
                                                                            ----------          ------    ---------
 Gross profit.....................................................              71,448               -       71,448
 Operating expenses:
  Selling, general and administrative expenses....................              52,172               -       52,172
  Restructuring charge............................................                 750               -          750
                                                                            ----------          ------    ---------
 Operating income (loss)..........................................              18,526               -       18,526
 Other income (expense):
  Interest expense................................................              (8,964)          3,354/b/    (5,610)
  Equity in income (loss) of affiliated companies, net............                (700)              -         (700)
  Gain on sale of assets..........................................                 933               -          933
  Other, net......................................................               3,555               -        3,555
                                                                            ----------          ------    ---------
 Total other income (expense).....................................              (5,176)          3,354       (1,822)
                                                                            ----------          ------    ---------
 Income before income taxes.......................................              13,350           3,354       16,704
 Provision for income taxes.......................................               3,872           1,207/c/     5,079
                                                                            ----------          ------    ---------
 Net income.......................................................          $    9,478           2,147       11,625
                                                                            ==========          ======    =========
 Net income per share:
  Basic...........................................................          $     0.16                         0.10
  Diluted.........................................................          $     0.16                         0.10
 Weighted average number of shares:
  Basic...........................................................              60,142          60,142      120,284
  Diluted.........................................................              60,144          60,142      120,286
 Ratio of earnings to fixed charges...............................                2.40                         3.70

__________________________
(a) Reflects the pro forma presentation assuming 100% of the principal amount of Notes currently outstanding are tendered and exchanged pursuant to the Exchange Offer.
(b) Reflects the net change in interest expense resulting from the Exchange Offer as follows (dollars in thousands):

          Elimination of interest effect of Notes:

          Interest...............................................    $3,750
          Amortization of debt issuance costs....................       484
          Interest on additional bank facility
          borrowings at a weighted average
          interest rate of 8%....................................      (880)
                                                                     ------
                                                                     $3,354
                                                                     ======

(c)  Reflects the income tax effect of the above adjustments at a rate of 36%.

                            VALIDITY OF COMMON STOCK

     The validity of the Common Stock and certain other legal matters will be passed upon for the Company by Haynes and Boone, LLP, Dallas, Texas.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of CellStar Corporation and subsidiaries as of November 30, 2000 and 1999, and for each of the years in the three-year period ended November 30, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP covering the November 30, 2000, consolidated financial statements contains an explanatory paragraph regarding the restatement of such financial statements.

                               FEES AND EXPENSES

     We expect that we will pay approximately $2,000,000 in expenses relating to the Exchange Offer, consisting of $1.5 million to DKW and $0.5 million in other expenses. We expect to obtain the cash required to pay our expenses through internally generated funds and/or borrowings.


                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents that we previously filed with the SEC are incorporated in this prospectus by reference and copies are available, at no cost, upon request to the Information Agent:

     . Amended Annual Report on Form 10-K/A for the fiscal year ended November 30, 2000, filed July 6, 2001;

     .  Quarterly Report on Form 10-Q for the quarter ended May 31, 2001;

     . Amended Quarterly Report on Form 10-Q/A for the quarter ended February 28, 2001;

     .  Current Report on Form 8-K dated June 28, 2001; and

     . Proxy Statement on Schedule 14A relating to our Annual Meeting of Stockholders.

     In addition to the foregoing, all reports and other documents that we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the expiration date of the Exchange Offer shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the dates of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

                             CAUTIONARY STATEMENTS

     This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "should," "could," "may," "plan," "project," "predict," "will" and similar expressions and include references to assumptions and relate to our future prospects, developments and business strategies.

     Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

     - uncertainty as to whether we will be able to maintain our operating margins;

     - uncertainty as to whether we will be able to continue to secure an adequate supply of competitive products on a timely basis and on commercially reasonable terms;

     - our ability to service our indebtedness and meet covenant requirements;

     -    our ability to secure adequate financial resources;

     - uncertainty as to whether we will be able to continually turn our inventories and accounts receivable;

     - uncertainty as to whether we will be successful in managing our growth, including monitoring operations, controlling costs, maintaining adequate information systems and effective inventory and credit controls;

     - uncertainty as to whether we will be able to manage operations that are geographically dispersed and penetrate existing and new geographic markets;

     - our ability to hire, train and retain qualified employees who can effectively manage and operate our business;

     - uncertainty as to the impact of volatility in foreign markets including political instability, economic instability, currency controls, currency devaluations;

     - exchange rate fluctuations, potentially unstable channels of distribution, increased credit risks, export control laws that might limit our markets, inflation;

     - changes in laws related to foreign ownership of businesses abroad and foreign tax laws;

     -    changes in cost of and access to capital;

     -    changes in import/export regulations, including enforcement policies;

     -    "gray market" resales and tariff and freight rates; and

     -    the intensity of competition in our industry.

     We undertake no obligation to revise the forward-looking statements included in this prospectus to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in this prospectus under the caption "Risk Factors" as well as elsewhere in this prospectus and in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors Affecting Our Future Results" included in our Form 10-K/A for the fiscal year ended November 30, 2000, filed on July 6, 2001.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. We also furnish to our stockholders annual reports, which include financial statements audited by our independent certified public accountants, and other reports which the law requires us to send to our stockholders. We have also filed a Schedule TO (the "Schedule") with the SEC, which Schedule also contains information regarding the Exchange Offer and CellStar. The public may read and copy any reports, proxy statements, or other information that we file at the SEC's public reference rooms at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. CellStar's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

     We have appointed Dresdner Kleinwort Wasserstein as Dealer Manager and MacKenzie Partners, Inc. as the Information Agent for the Exchange Offer. All inquiries relating to this prospectus and the transactions contemplated hereby should be directed to the Information Agent at one of the telephone numbers or the address set forth below:

                             THE DEALER MANAGER IS:

                         Dresdner Kleinwort Wasserstein
                          1301 Avenue of the Americas
                              New York, NY  10019

                          Call Collect: (212) 969-2744


                           THE INFORMATION AGENT IS:

                            MacKenzie Partners, Inc.
                                156 Fifth Avenue
                               New York, NY 10010
                           Attention: Steven C. Balet

                         Call Collect:  (212) 929-5500
                                       or
                         Call Toll Free (800) 322-2885

     We have appointed The Bank of New York as the Exchange Agent for the Exchange Offer. All completed letters of transmittal and agent's messages should be directed to the Exchange Agent at one of the addresses set forth below. Copies of the letters of transmittal will be accepted. All questions regarding the procedures for tendering in the Exchange Offer and requests for assistance in tendering your Notes should also be directed to the Exchange Agent at the telephone number or the address set forth below:

                             THE EXCHANGE AGENT IS:

                              The Bank of New York
                               101 Barclay Street
                                    21 West
                              New York, NY   10286

                             Attention:  Van Brown
                   (registered or certified mail recommended)

                                 By Facsimile:
                     (Eligible Guarantor Institutions Only)

                                 (212) 815-5915

                            To Confirm by Telephone
                            or for Information Call:

                                 (212) 495-1784

     DELIVERY OF A LETTER OF TRANSMITTAL OR AGENT'S MESSAGE TO AN ADDRESS OTHER THAN ONE OF THE ADDRESSES LISTED ABOVE OR TRANSMISSION OF INSTRUCTIONS BY FACSIMILE OTHER THAN AS SET FORTH ABOVE IS NOT VALID DELIVERY OF THE LETTER OF TRANSMITTAL OR AGENT'S MESSAGE.

     Requests for additional copies of this prospectus, our Quarterly Report for the period ended May 31, 2001, our Form 10-K/A for the fiscal year ended November 30, 2000, filed on July 6, 2001, our Annual Meeting Proxy Statement, the enclosed letter of transmittal or the enclosed notice of guaranteed delivery may be directed to either the Exchange Agent or the Information Agent at the respective telephone numbers and addresses listed above.

     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO ISSUE ONLY THE NOTES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

                               _________________

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The General Corporation Law of the State of Delaware contains, in Section 145, provisions relating to the indemnification of officers and directors.
Section 7 of the bylaws of the Company contains provisions requiring the indemnification by the Company of its directors and officers to the full extent permitted by law. These provisions extend to expenses reasonably incurred by the director or officer in defense or settlement of any such action or proceeding.

     The board of directors of the Company has general authority to indemnify any officer or director against losses arising out of his or her service as such, unless prohibited by law. The Company carries insurance to cover potential costs of the foregoing indemnification of the Company's officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


             EXHIBIT
              NUMBER              DESCRIPTION OF EXHIBIT
             -------              ----------------------
                5.1  -  Opinion of Haynes and Boone, LLP *
               23.1  -  Consent of KPMG LLP
               24.1  -  Power of Attorney (included on signature pages of this registration statement)
               99.1  -  Form of Letter of Transmittal *
               99.2  -  Form of Notice of Guaranteed Delivery *
               99.3  -  Form of Letter to Brokers, Dealers, Commercial Banks,
                        Trust Companies and Other Nominees *
               99.4  -  Form of Letter to Clients *
               99.5  -  Form of Guidelines for Certification of Taxpayer
                        Identification *

*  To be filed by amendment.

ITEM 22. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the Form of prospectus filed with the SEC pursuant to rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this Registration Statement when it becomes effective; and

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

     (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) the undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (5) the undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it become effective.

     (6) that, for the purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to
Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (7) to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest Annual Report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas, State of Texas, on the 4th day of September, 2001.

CELLSTAR CORPORATION

By: /s/ Terry S. Parker
    -----------------------
    Terry S. Parker,
    Chief Executive Officer

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS: That the undersigned officers and directors of CellStar Corporation, a Delaware Corporation, do hereby constitute and appoint Terry S. Parker and Elaine F. Rodriguez and either of them, their true and lawful attorneys-in-fact and agents or attorney-in-fact and agent, with power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents, and any one of them, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this registration statement. Without limiting the generality of the foregoing power and authority, the powers granted include the full power of authority of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this registration statement, to any and all amendments (including any post-effective amendments) and supplements thereto, and to any and all instruments or documents filed as part of or in connection with such registration statement, and each of the undersigned hereby ratifies and confirms all that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof. The Power of Attorney may be signed in several counterparts.

   IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the 4th day of September, 2001.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on the 4th day of September, 2001.

         SIGNATURE                               TITLE
         ---------                               -----

/s/ Terry S. Parker                Chief Executive Officer and Director
---------------------------        (Principal Executive Officer)
Terry S. Parker


/s/ Austin P. Young                Senior Vice President, Chief Financial
---------------------------        Officer, Treasurer (Principal Financial
Austin P. Young                    Officer)


/s/ Raymond L. Durham              Vice President, Corporate Controller
---------------------------        (Principal Accounting Officer)
Raymond L. Durham

/s/ James L. Johnson               Chairman of the Board
---------------------------
James L. Johnson

/s/ J.L. Jackson                   Director
---------------------------
J.L. Jackson

/s/ Jere W. Thompson               Director
---------------------------
Jere W. Thompson

/s/ Dale V. Kesler                 Director
---------------------------
Dale V. Kesler


               Names and Signatures of Officers and Board Members

                                 EXHIBIT INDEX

             EXHIBIT
              NUMBER                DESCRIPTION OF EXHIBIT
             -------                ----------------------

                5.1   -   Opinion of Haynes and Boone, LLP *
               23.1   -   Consent of KPMG LLP
               24.1   -   Power of Attorney (included on signature pages of
                          this registration statement)
               99.1   -   Form of Letter of Transmittal *
               99.2   -   Form of Notice of Guaranteed Delivery *
               99.3   -   Form of Letter to Brokers, Dealers, Commercial Banks,
                          Trust Companies and Other Nominees *
               99.4   -   Form of Letter to Clients *
               99.5   -   Form of Guidelines for Certification of Taxpayer
                          Identification *

*  To be filed by amendment.